Form 20-F
period 2000-03-31
LML PAYMENT SYSTEMS INC
filed 2000-09-29
CIK 781891

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  -----------
                                   FORM 20-F

         (Mark One)

        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
-------
   X    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
------- EXCHANGE ACT OF 1934
        For the fiscal year ended MARCH 31, 2000
                                  ---------------------------------------------
OR
        TRANSITION REPORT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934
------- For the transition period from                  to
                                      ------------------  ---------------------

Commission file number:                       0-13959
                        -------------------------------------------------------

                          LML PAYMENT SYSTEMS INC.
-------------------------------------------------------------------------------
(Exact name of Registrant as specified in its charter)

-------------------------------------------------------------------------------
(Translation of Registrant's name into English)


                            Yukon Territory, Canada
-------------------------------------------------------------------------------
(Jurisdiction of incorporation or organization)


   1680-1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1
-------------------------------------------------------------------------------
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class                   Name of each exchange on which registered


                                     None
-------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                        Common Stock Without Par Value
-------------------------------------------------------------------------------
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                     None
-------------------------------------------------------------------------------
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                       14,956,487 Shares of Common Stock
                        No Class "A" Preference Shares
                        No Class "B" Preference Shares
-------------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days.                      [X] Yes     [_] No

Indicate by check mark which financial statement item the registrant has elected
to follow.                                              [X] Item 17 [_] Item 18

                                       LML PAYMENT SYSTEMS INC.

                                          TABLE OF CONTENTS
                                                                                                 Page
PART I                                                                                           ----

Item 1     Description of Business ...........................................................   1
Item 2     Description of Property............................................................   10
Item 3     Legal Proceedings..................................................................   11
Item 4     Control of Registrant..............................................................   13
Item 5     Nature of Trading Market...........................................................   13
Item 6     Exchange Controls and Other Limitations Affecting Security Holders.................   14
Item 7     Taxation...........................................................................   15
Item 8     Selected Financial Data............................................................   20
Item 9     Management's Discussion and Analysis of Financial Condition and Results of
           Operations.........................................................................   22
Item 9A    Quantitative and Qualitative Disclosures About Market Risk.........................   25
Item 10    Directors and Officers of Registrant...............................................   25
Item 11    Compensation of Directors and Officers.............................................   26
Item 12    Options to Purchase Securities from Registrant or Subsidiaries.....................   28
Item 13    Interest of Management and Others in Certain Transactions..........................   29

PART II

Item 14    Description of Securities to be Registered.........................................   30

PART III

Item 15    Defaults Upon Senior Securities....................................................   30
Item 16    Changes in Securities, Changes in Security for Registered Securities
           and Use of Proceeds................................................................   30

PART IV

Item 17    Financial Statements...............................................................   30
Item 18    Financial Statements...............................................................   30
Item 19    Financial Statements and Exhibits..................................................   30

Signatures....................................................................................   33

Financial Statements..........................................................................  F-1

     All statements other than statements of historical fact contained herein are forward-looking statements. Forward-looking statements generally are accompanied by words such as "anticipate," "believe," "project," "potential" or "expect" or similar statements. The forward-looking statements were prepared on the basis of certain assumptions which relate, among other things, to the demand for and cost of marketing LML Payment Systems Inc.'s technology, the volume and total value of transactions processed by merchants utilizing LML's technology, the technological adaptation of check verification end-users, the physical printing delay in the issuance of the additional patent necessary to protect the business enterprise, the renewal of material contracts in LML's business, LML's ability to anticipate and respond to technological changes, particularly with respect to e-commerce, in a highly competitive industry characterized by rapid technological change and rapid rates of product obsolescence, LML's ability to develop and market new product enhancements and new products and services that respond to technological change or evolving industry standards, no unanticipated developments relating to previously disclosed lawsuits against LML, and the cost of protecting LML's technological products. Even if the assumptions on which the forward-looking statements are based prove accurate and appropriate, the actual results of LML's operations in the future may vary widely due to technological change, increased competition, additional government regulation or intervention in the industry, general economic conditions, other risks described in LML's filings with the Securities and Exchange Commission and other factors not yet known or anticipated. Accordingly, the actual results of LML's operations in the future may vary widely from the forward-looking statements included herein. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements in this paragraph.

     Unless the context otherwise requires, references in this report on Form 20-F to "LML" refer to LML Payment Systems Inc. and its direct and indirect subsidiaries, including, without limitation, ChequeMARK, Inc., CFDC Holdings Corp., Phoenix EPS, Inc., CF Data Corp. and National Recovery Systems Ltd., d/b/a Check Center (which are both direct subsidiaries of CFDC Holdings Corp.), ChequeMARK Holdings Inc., ChequeMARK Patent Inc., and LHTW Properties Inc. See
Note 2(a) to LML's Consolidated Financial Statements included herein. Unless otherwise specified herein, all references herein to dollars or "$" are to U.S. Dollars.

                                    PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

General

     LML Payment Systems Inc. is a financial payment processor specializing in providing end-to-end check processing solutions for national, regional and local retail merchants in the United States. LML's processing services include check verification and collection services along with electronic processing services, including Electronic Check Re-presentment or "RCK" (whereby returned checks are re-presented for payment electronically) and Electronic Check Conversion or "ECC" (whereby paper checks are converted into electronic transactions right at the point of sale). LML focuses on providing these services to supermarkets, grocery stores, multi-lane retailers, convenience stores and other retailers.

     LML's ECC services utilize LML's proprietary system, including software, hardware and modes of interaction, known as the "ChequeMARK System." The ChequeMARK System offers several advantages such as allowing merchants to electronically authorize, capture and settle paper check transactions conducted at the point-of-sale without having to handle the paper check for negotiation. Some unique elements of the ChequeMARK System are protected using the patent, trademark, and copyright laws such as U.S. Patent No. 5,484,988 and other pending patent applications. The ChequeMARK System, through a centralized database and authorization system, is capable of providing and administering various electronic payment services for customers and businesses. The proprietary intellectual property describes various methods and systems for electronic check processing.

     A primary objective of LML has been to increase transaction volume through internal growth and acquisitions, including the acquisition of business relationships through which LML can integrate its ChequeMARK technology as a preferred service provider. During the past fiscal year, LML started to incorporate this objective. On November 30, 1999, LML completed the acquisition of CFDC Holdings Corp., a Dallas, Texas-based company which, through its subsidiary CF Data Corp., provides check verification and check recovery services to retail merchants. On January 4, 2000, CFDC Holdings Corp. completed the acquisition of National Recovery Systems Ltd. of America, a Wichita, Kansas-based company that operates under the trade name "Check Center." Check Center, like CF Data Corp., provides check verification and check recovery services to retail merchants. In July 2000, LML acquired Check Technologies, Inc., a Dallas, Texas-based company that also provides check verification and recovery services. In July 2000, LML also acquired Phoenix EPS, Inc., which engineers and markets host-based software products that provide centralized gateway services for electronic payment authorization traffic between store registers and authorized networks. Phoenix EPS's flagship product REPS (Retail Electronic Payment System) provides real-time transaction monitoring, authorization and selective routing of debit card, credit card, EBT and check verification transactions. See "-- Corporate History" for more information regarding these recent acquisitions.

     These acquisitions, including in particular the acquisitions of CF Data and Check Center, have equipped LML with many of the tools required to deliver a suite of end-to-end electronic check processing services and have provided over 95 million transactions, making LML one of the top ten check verification companies in the United States for 1999. Additionally, LML's client list now includes, on either a national or regional basis, such household-name retailers as J.C. Penney, KFC, Dillons, 7-Eleven, Coastal Mart, Applebee's, Pizza Hut, Blockbuster Video, Amarillo Grill, Kwan Court, Star Lumber, Sutherlands, Godfathers Pizza, and other well-known national and regional brands.

     In addition to enabling LML to increase its transaction volume, these recent acquisitions have also provided an infrastructure that now permits LML to offer a much wider range of financial payment processing services. The ChequeMARK System and the Retail Electronic Payment System, which are the cornerstones of LML's electronic processing services, together with the call center, national databases and NSF handling capabilities of CF Data and Check Center, give LML a suite of retail point-of-sale check handling services. LML is also building, through its Retail Electronic Payment System, an infrastructure to further expand its offerings to include other forms of electronic payment systems in the future such as credit card, debit card and EBT (or electronic benefit transaction) cards, as well as expansion into the e-commerce market. To further support its expansion, LML completed a $5 million financing in November 1999 and an additional $12 million financing in March 2000. See Note 12(b) to LML's Consolidated Financial Statements included herein.

     A key to LML's continued growth will be its intellectual property estate. In anticipation of its expansion into Internet e-commerce, LML has filed and received a notice of allowance from the United States Patent and Trademark Office for a new patent regarding Internet purchases where payments from checking accounts are authorized over the Internet. When the patent issues, it will provide support for LML to enter the e-commerce arena. This new patent is designed to apply LML's electronic check processing methods to Internet purchases. Independent research companies agree that the development of the e-commerce marketplace will be one of the most significant changes our society has ever encountered. Moreover, as consumers and businesses prefer to use checking accounts to pay for goods and services in the real world, LML expects that these preferences will not change significantly in the virtual world of e-commerce.

     In addition to its financial payment processing services, LML owns and operates Wildwood Estates, a 332 acre adult styled residential community in Wildwood, Florida. Operations have included the sale of manufactured homes and lots. In exchange for monthly maintenance fees, LML provides the resident community with certain amenities and services commonly associated with similar developments.

Financial Payment Processing Services

     LML specializes in providing end-to-end check processing services to national, regional and local retail merchants, including supermarket chains, grocery stores, convenience stores and other retailers. These services include check verification, check collections, RCK and ECC, as described below. In addition, LML's REPS product provides real-time transaction monitoring, authorization and selective routing for credit card, debit card, EBT and check verification transactions.

     Check Verification

     LML's check verification services utilize nationwide databases for electronic verification of checks presented at the point-of-purchase of participating merchants who may pay a fee for this service, although in many cases LML provides both check verification and check collections/recovery services to its retail clients as an "all in one" package. When using this service, the retail merchant "swipes" the paper check through a check reader which reads the Magnetic Ink Character Recognition or "MICR" string numbers on the bottom of the check. This information is electronically transmitted to LML for comparison against LML's checkwriter databases. If the checkwriter has current, delinquent check-related debts, the merchant is notified of this by way of a coded response from LML. The merchant must then decide whether to accept or decline the check.

     LML's check verification services may be adapted for a particular merchant's needs to verify against other identification references in addition to the MICR string numbers, such as the check-writer's drivers license number and social security number.

     Check Collections/Recovery Services

     As with many check authorization firms, LML provides, in many cases, both check verification and check collections/recovery services to its retail clients as an "all in one" package. The decision to approve or decline a check transaction is, in many cases, intrinsically associated with recovering, on behalf of a client, a returned check transaction. Typically, transactions are verified on the "front-end", at the time of the transaction, and, if required, transactions can also be collected or recovered on the "back-end" (i.e., when a check is returned NSF -"not sufficient funds"). LML, through its call center and NSF handling capabilities, offers merchants traditional paper-based check collections/recovery services including skip-tracing and letter services, in addition to Electronic Check Re-Presentment, or RCK, services (as described below). LML employs industry standard collections system software and technology, including sophisticated database management and predictive dialing, as well as secondary agency relationships, enabling LML to provide significant resources for check verification and collections/recovery services. Certain check collection, recovery, and electronic check re-presentment services provided by LML are governed by the Fair Debt Collection Practices Act and the Fair Credit Reporting Act. LML uses commercially reasonable efforts to oversee compliance with the requirements of these acts.

     Electronic Check Re-Presentment

     LML's Electronic Check Re-Presentment, or RCK service, electronically re-presents paper check data for payment with greater speed and higher priority than traditional paper re-deposit allows. When eligible paper checks are returned to LML's merchant clients due to insufficient funds in a check-writer's account, they are forwarded by the merchant or the merchant's bank to LML for electronic processing. LML captures the data from the MICR string of each returned item, and re-submits the returned item electronically through the facilities of the Automated Clearing House ("ACH") Network. Electronic items are easier to process, are re-presented for payment more quickly than paper items, and generally are given priority in the re-presentment process over paper checks. Electronic check re-presentment transactions are subject to applicable National Automated Clearing House Association ("NACHA") Operating Rules, and applicable Uniform Commercial Code statutes.

     Electronic Check Conversion Service

     LML's Electronic Check Conversion, or "ECC", service is offered to clients through utilization of the ChequeMARK System and its proprietary software and databases.

     LML's ECC service is comprised of three distinct steps: authorization, data capture, and settlement. The process involves converting paper checks into electronic transactions at the point-of-purchase. The paper check is not negotiated, but is used only as a source document for the consumer's checking account. The check is "swiped" through a check reader which electronically reads the "MICR" string numbers and electronically transmits this information, along with the manually entered sale amount, to LML's ChequeMARK System for pre-authorization through LML's proprietary databases. In addition to searching the databases, the authorization process conducts numerous other searches, commands each inquiry to satisfy various transaction qualification standards and submits the inquiry to one of two separate velocity criteria. If approved, certain transaction information is captured and the merchant's terminal automatically prints a sales receipt, which closely resembles a credit card receipt, to be signed by the consumer, authorizing the electronic debit to the consumer's account. The paper check can be returned to the consumer as it has been replaced with an electronic payment. If disapproved, the merchant's terminal will display a "DECLINED" message.

     The ChequeMARK System automatically produces an ACH file which includes an electronic debit against each consumer's checking account for the amount of that consumer's transaction and an electronic credit to the merchant's bank account which settles the transaction for the aggregate amount of all consumer transactions within each processing interval (i.e., daily or at the end of a shift).

     Not only can LML's ECC service authorize, capture data and settle a transaction, in doing so it also reduces or eliminates the merchant's traditional handling costs and bank deposit fees associated with paper check acceptance. Merchants who choose LML's ECC service can additionally select a specific recovery option for transactions that are returned by the consumer's bank. Returned items automatically update LML's negative database, reducing the opportunity to pass another NSF check. The earlier start to collection activities increases the merchants' chances of recovery. LML's ECC transactions currently utilize the facilities of the ACH Network and therefore are governed by and subject to NACHA Operating Rules and Regulation E.

     Retail Electronic Payment System

     LML has engineered and is marketing a family of host-based software products that provide a centralized gateway for real-time transaction monitoring and electronic payment authorization traffic between store registers and authorization networks. The Retail Electronic Payment System ("REPS") provides authorization routing of direct debit, credit card, EBT, checks, employee discount authorization and gift certificate transactions. The REPS architecture is scalable to support a wide range of electronic payment transaction volume, and is expected to allow LML to offer integrated solutions on a single and well-proven platform and second, to allow product offerings to be made side by side with credit cards, debit cards, EBT cards (food stamps) and other electronic payment methods. Other associated systems include check collections and network communication connection monitoring.

     Transaction information from various physical points-of-sale (multi-lane or multi-terminal retail venues, such as a grocery store or merchandise retailer) is centrally collected on the retailer's premises, and the software developed by LML provides gateway services that sort the information and route it to the appropriate processor based on transaction type - i.e. credit card (Visa or Mastercard), bank debit card (Bank of America), EBT "electronic benefit transactions" (EDS), or check processors for authorization and/or settlement.

Sales and Marketing

     LML intends to develop the profitability of its ChequeMARK technology in part through the acquisition of business relationships through which LML can integrate its ChequeMARK technology as a preferred service provider. Certain of LML's recent strategic acquisitions bring existing relationships to LML from various segments of the check verification and collection market. Industry recognition of the potential represented by the ChequeMARK technology has facilitated several of these acquisitions, as well as discussions regarding the possibility of further acquisitions.

     LML's stated business goal is to develop its acquired check verification and collection business into ECC business, by marketing its patented process to acquired client bases. The acquisitions of CFDC Holdings Corp., National Recovery Systems, Ltd. and Check Technologies, Inc. are a direct implementation of LML's plan. Their current contribution to total revenue derives principally from check verification and check collection transactions, which are expected to decrease incrementally initially, and more dramatically as LML's patented process is integrated to convert those transactions into ECC business.

     In that regard, LML continues to aggressively pursue the acquisition of existing business relationships through which LML's patented technology can be marketed. LML anticipates the integration of its technology into the various services offered by each new subsidiary, which is a future step in its marketing plan.

Competition

     The financial payment processing market in which LML operates is highly competitive and is characterized by changing technology, evolving industry standards, merchant requirements, pricing competition and rapid rates of product obsolescence. LML's competitors include other check verification, collections, software development and guarantee firms offering some or all of the payment processing services offered by LML, including check verification and collections, RCK and ECC. In addition, LML anticipates that entities within the related credit card industry, which is also highly competitive, may elect to provide electronic checking services in the future. Many of LML's competitors have greater technical, financial and marketing resources than LML and, as a result, may be able to respond more quickly to changes in technology, industry standards and merchant requirements or may be able to devote greater resources to product development and marketing than LML. There can be no assurance that LML's current products and services will not become obsolete or that LML will have the financial, technical and marketing resources and support facilities to compete successfully in the future.

     LML believes that part of its success will depend on its ability to successfully market existing products, to acquire transaction volume, and to develop and introduce new products and services in addition to or as enhancements of existing products and services. However, there can be no assurance that LML will be able to increase its transaction volume, develop and introduce new products and services in addition to or as enhancements of existing products and services or compete successfully in the future.

Intellectual Property

     LML's success will depend, in part, on its ability to protect and enforce intellectual property protection for the technology contained in the ChequeMARK System and the Retail Electronic Processing System. Certain unique aspects of the ChequeMARK System are protected by patents, trademarks, copyright and trade secrets. For example, U.S. Patent 5,484,988 owned by ChequeMARK Patent, Inc., describes electronic point-of-sale consumer transactions that do not require the negotiation of a paper check. Moreover, the 5,484,988 patent addresses the electronic submission of transactions to a central database for approval electronically, electronic debiting of consumer bank accounts and electronic crediting of designated merchant accounts in real time or off-line modes using the facilities of the ACH network or any competing network.

     In addition to U.S. Patent No. 5,484,988, LML has received a notice of allowance from the United State Patent and Trademark Office for a new patent regarding Internet purchases where payments from checking accounts are authorized over the Internet. This new patent is designed to protect LML's electronic check processing methods as applied to Internet purchases. LML has filed and intends to continue to file additional patent applications to expand its intellectual property estate, seeking coverage of its developments in its business areas. LML relies on a combination of trademark, copyright and trade secret laws and contractual provisions to establish and protect proprietary rights in its system. There can be no assurance that these protections will be adequate to deter misappropriation of LML's technologies or independent third-party development of similar technologies. The cost of prosecuting a claim of infringement against others, or defending a patent infringement claim, may be substantial and there can be no assurance that LML will have the resources necessary to successfully prosecute or defend a patent infringement claim. Although LML does not believe that its technology infringes the patent rights of others, there can be no assurance that infringement claims will not be made in the future or that the validity of any patent issued to LML will be sustained if judicially tested. In September 2000, LML was served with a complaint challenging the ownership of its U.S. Patent 5,484,988. LML believes this complaint is without merit and intends to vigorously defend it. See "Item 3 -- Legal Proceedings."

Research and Development

     As of March 31, 2000, LML has expended an aggregate of $1,011,471 on company-sponsored research and development activities. For the fiscal years ended March 31, 1998, 1999 and 2000, LML has spent approximately $0, $118,274 and $8,892, respectively, on company-sponsored research and development activities. In the fiscal year ended March 31, 2000, LML adopted a new accounting policy of expensing development costs, which has been retroactively restated in its financial statements. See Notes 2(d) and 9 to LML's Consolidated Financial Statements included herein.

Risks Associated with the Development by LML of its Business

     As LML continues to develop its business in the financial payment processing industry, LML may encounter unforeseen difficulties, some of which may be beyond LML's ability to control related to marketing, product development, regulation or proprietary technology. The success of LML's business will depend on, among other things, the demand for and cost of marketing LML's technology, the volume and total value of transactions processed by merchants utilizing LML's technology, the technological adaptation of check verification end-users, the issuance of the additional patents necessary to protect the business enterprise, the renewal of material contracts in LML's business, LML's ability to anticipate and respond to technological changes, particularly with respect to e-commerce, in a highly competitive industry characterized by rapid technological change and rapid rates of product obsolescence, LML's ability to develop and market new product enhancements and new products and services that respond to technological change or evolving industry standards, no unanticipated developments relating to previously disclosed lawsuits against LML, and the cost of protecting LML's technological products. The actual results of LML's operations in the future may vary widely due to technological change, increased competition, additional government regulation or intervention in the industry, general economic conditions, other risks described in LML's filings with the Securities and Exchange Commission and other factors not yet known or anticipated.

Florida Manufactured Home Retirement Community Business

     LML owns and operates a retirement styled residential community located in Wildwood, Florida known as Wildwood Estates. Wildwood Estates consists of approximately 332 acres including approximately 76 acres of platted and developed land, 136 acres of developable area outside of the platted area, and 120 acres of wetlands. As the development of wetlands is subject to stringent federal and state regulations, there can be no assurance that the development of any portion of LML's property which is designated as wetlands will be permitted under such regulations or, if permitted, that any such development will be economically feasible.

     The developed portion of the property includes approximately 121 occupied residential sites. Wildwood Estates is located in close proximity to several large competitive developments, most notably Continental Country Club, Orange Blossom Gardens and Spruce Creek, which are marketed primarily towards retirees from the northeastern region of the United States.

     The manufactured home retirement community business is generally divided into two categories: rental parks and subdivisions. Residents of communities known as rental parks purchase a manufactured home and rent a "lot" from the park owners. Subdivisions differ in that residents purchase both the manufactured home and the land upon which the home is located. Subdivisions also charge residents a monthly fee for the usage of common area facilities such as swimming pools, clubhouses, tennis courts and other amenities but such fees are typically much lower than monthly fees for rental parks. Wildwood Estates is a manufactured home subdivision. All residents own their own home and land and pay for the amenities and the upkeep and maintenance of common area facilities.

     Development of a manufactured home subdivision business requires subdividing suitable land into individual lots, installing improvements such as water, sewer, roadways, and electrical power and marketing the improved land and manufactured homes to potential residents.

     LML has recently commenced implementing steps necessary for it to resume sales and marketing activities at Wildwood Estates. In particular, LML and the City of Wildwood, Florida have recently completed the connection of City water and wastewater facilities to Wildwood Estates. LML believes the new facilities enhance opportunities for the potential development of new and existing home sites and should also enhance the property's appeal to land development organizations wishing to purchase the property. However, LML does not currently maintain any unsold homes and continues to evaluate its options for further development of the undeveloped portion of the property or possible disposition of the property if a transaction can be consummated on acceptable terms. The property is currently listed for sale. There can be no assurance that this development can be effected or that the property can be sold or, if sold, as to the terms and conditions, including the sale price, of such sale. If the property were sold, LML would apply the net proceeds of the sale for working capital purposes. If LML were to resume sales or marketing activities at Wildwood Estates, LML's success would depend on its ability to finance the acquisition of manufactured model homes and to compete with other retirement communities offering similar services in the immediate vicinity for prospective purchasers of such homes. There is no assurance that adequate funds would be available to pursue such course or that LML would be successful in this endeavor.

     LML acquired Wildwood Estates in November 1993 for a purchase price consisting of cash payable by the assumption of a mortgage and the issuance of fully paid common shares of LML. The mortgage has since been paid in full. See "Item 13 - Interest of Management and Others in Certain Transactions." In connection with the acquisition, a portion of these shares were deposited with a trustee under the terms of a voluntary pooling agreement and will be released in equal share increments upon the sale of each unit, which consists of one lot and one manufactured home. Any shares not released prior to December 2003 will be returned to LML for cancellation. See Notes 12(c) and 19(b) to LML's Consolidated Financial Statements included herein. LML has recently received a claim regarding the release of shares from the pooling agreement. See "Item 3 -- Legal Proceedings."

Corporate History

     Background

     LML was incorporated under the laws of the Province of British Columbia, Canada, as a "specially limited company" on January 24, 1974 under the name Ruskin Developments Ltd. (N.P.L.) and was converted to a "limited company" under applicable British Columbia law on July 18, 1977 at which time its name was changed to Ruskin Developments Ltd. LML subsequently changed its name to Consolidated Ruskin Developments Ltd. on December 3, 1990 and to Leisureways Marketing Ltd. on November 5, 1992. In October 1997, after receipt of shareholder approval, the directors of LML elected to change LML's governing corporate jurisdiction by continuing out of the Province of British Columbia into the Yukon Territory, which change was effected in November 1997. On September 2, 1998, LML changed its name to LML Payment Systems Inc. Under the Yukon Business Corporations Act, LML is a corporation which enjoys limited liability for its shareholders, is governed by its Board of Directors and generally has the powers and capacity attributable to a corporation.

     Acquisitions

     Since the beginning of 1998, LML has expanded its business through a number of key strategic acquisitions, which are discussed below.

     ChequeMARK. Effective March 11, 1998, pursuant to the terms of an Asset Purchase Agreement and a Patent Purchase Agreement, collectively referred to as the "Acquisition Agreements," LML, through its subsidiaries, acquired (a) substantially all of the assets and assumed certain liabilities of ChequeMARK Technologies Corporation, now known as MARK Technologies Corporation ("MARK"), for cash, shares of LML's common stock and LML's agreement to issue additional shares of LML's common stock pursuant to an earn-out formula if certain conditions were met, and (b) U.S. Patent No. 5,484,988 and related patent application rights from Robert R. Hills and Henry R. Nichols in exchange for the issuance of shares of LML's common stock and LML's agreement to issue additional shares of LML's common stock pursuant to an earn-out formula if certain conditions were met. The purchase of ChequeMARK was treated as an asset purchase for accounting purposes. Contingent payments in connection with the patent acquisition will be recorded as additional costs to purchase the patent when paid. Contingent payments in connection with the acquisition of the MARK assets will be recorded as goodwill when paid. LML's acquisition of the ChequeMARK assets and patent gave rise to litigation between LML, Mr. Hills and MARK, which has recently been settled. See "Item 3 -- Legal Proceedings."

     CFDC Holdings Corp. On November 30, 1999, LML completed the acquisition of CFDC Holdings Corp., a Dallas based company which, through its subsidiary CF Data Corp., provides check verification and check recovery services on either a national or regional basis to retail merchants, including JC Penney, KFC, certain 7-Eleven franchises and corporately owned 7-Eleven stores across the United States. CF Data was ranked by the Nilson Report (issue #715) as the 11th largest check verification company in the United States in 1999, verifying more than 74 million checks with a dollar value exceeding $3.6 billion from a total of 7,795 retail outlets. See Note 8(a) to LML's Consolidated Financial Statements included herein.

     Check Center. Effective January 4, 2000, LML acquired, through its wholly owned subsidiary, CFDC Holdings Corp., National Recovery Systems, Ltd. of America, a Wichita based company which operates under the trade name "Check Center." Check Center has one wholly owned subsidiary, National Process Servers Inc. Check Center, like CF Data, also provides check verification and check recovery services on either a national or regional basis to retail merchants. Check Center's clients include Dillons, Coastal Mart, Applebee's, Blockbuster Video, Pizza Hut, Amarillo Grill and Godfather's Pizza. According to Nilson Report (issue #715), Check Center verified 22 million check transactions with a dollar value exceeding $1.1 billion from a total of 1,626 retail outlets in 1999. See Note 8(b) to LML's Consolidated Financial Statements included herein.

     Phoenix EPS. On July 9, 2000, subsequent to the 2000 fiscal year end, LML acquired Scottsdale, Arizona based Phoenix EPS, Inc. Phoenix EPS engineers and markets electronic payment system software solutions to the retail industry. Phoenix EPS clients include supermarkets, multi-lane mass merchandisers and retail merchants ranging in size from $2 million to over $20 billion in sales, including, on either a national or regional basis, ABCO Markets Inc. (a subsidiary of Flemming Companies, Inc.), States Bros. Markets, Fred Mayer, Inc. (a Kroger company) and the Pep Boys -

Manny, Moe and Jack. A recent major accomplishment of Phoenix EPS was the successful completion of testing with VISA's Check Electronification Program.

     Check Technologies. On July 22, 2000, LML acquired Check Technologies, Inc. of Dallas, Texas. Check Technologies is a check verification and recovery company with a primary client base located in Texas and Louisiana. Check Technologies' national and regional clients include Dominos Pizza, Centennial Liquor, Whole Foods Market, Drug Emporium and Paragon Cable.

     The purchase price for each of CFDC Holdings Corp., Phoenix EPS and Check Technologies was paid either entirely or partially with LML common stock. As part of each transaction, LML made certain price protection covenants for the benefit of the former stockholders of the acquired company such that in the event the value of the LML common stock exchanged for the acquired company stock decrease below a predetermined value, and the former shareholders of the acquired company sold such stock at the lower value, such shareholders would have a right to receive additional shares of the common stock of LML.

Employees

     Competition for personnel in the financial payment processing industry is intense. LML believes that its future success will depend in part on its continued ability to hire and retain qualified personnel. There can be no assurance that LML will be successful in attracting and retaining a sufficient number of qualified employees to conduct its business in the future. As of August 31, 2000, LML (including its subsidiaries) had 141 full-time employees and 8 part-time employees, including approximately 12 employees in sales and marketing and approximately 23 employees in administration and finance. LML also employs consultants to perform services for LML from time to time.

Business Concentration

     During the fiscal year ended March 31, 2000, fees from and associated with LML's three largest customers amounted to approximately 63% of total sales volume. LML may be economically dependent on maintenance of sales volume to these customers. See Note 15 to LML's Consolidated Financial Statements included herein.

Foreign and Domestic Operations

     Reference is made to Note 15 to LML's Consolidated Financial Statements which are included in this Annual Report.

ITEM 2.   DESCRIPTION OF PROPERTY

     Office Space. As of August 31, 2000, LML leased office space containing approximately 37,661 square feet of floor space for its operations. LML's principal facilities include:

                                        Approximate
             Location                   Square Feet                              Description
             --------                   -----------                              -----------
Vancouver, British Columbia                 3,155            Corporate headquarters for administration and finance
Wichita, Kansas                            10,000            Financial payment processing operations
Dallas, Texas                              19,560            Financial payment processing operations
Phoenix, Arizona                            4,946            Financial payment processing operations

     LML's primary corporate headquarters are located in Vancouver, British Columbia, Canada. On March 31, 2000 LML notified the landlord that it desires to extend the lease for a further five-year term; however, the terms have not yet been negotiated. No provision has been made for renewal of other leases that expire in the next 3 years.

     LML has relocated its Jacksonville, Florida offices to Dallas, Texas where LML presently maintains processing facilities. In addition, LML is presently establishing a new primary data processing center in Phoenix, Arizona with plans to augment the existing processing facilities in Dallas, Texas to form a fully redundant secondary data center.

     LML considers its current facilities adequate for its current needs and believes that suitable additional space will be available, as needed, to accommodate further physical expansion of corporate and processing operations and for additional sales and service.

     Florida Real Estate. Wildwood Estates is a manufactured housing subdivision located in Wildwood, Florida and is comprised of five platted subdivisions, along with adjacent land area (common areas and surplus land). The total development consists of approximately 332 acres including approximately 76 acres of platted and developed land, 136 acres of developable area outside of the platted area, and 120 acres of wetlands.

     The property was subject to a mortgage held by Destiny Petroleum Inc., a Texas corporation controlled by Robert Moore, a shareholder of LML. The loan was paid in full subsequent to the fiscal year ending on March 31, 2000. See "Item 13 -- Interest of Management and Others in Certain Transactions" and Notes 17 and 19 of LML's Consolidated Financial Statements included in this report.

ITEM 3.   LEGAL PROCEEDINGS

     Pursuant to the terms of the Acquisition Agreements for LML's acquisition of the ChequeMARK assets from MARK and patent and patent rights from Robert R. Hills and Henry R. Nichols, LML, as part of the consideration for such acquisition, agreed to issue up to an additional 1,900,000 shares of LML's common stock to MARK and up to an additional 1,900,000 shares of LML's common stock to Messrs. Hills and Nichols, in each case pursuant to an earn-out formula if certain conditions were met during an earn-out period expiring in August 2003, which shares are collectively referred to as the "Earn-Out Shares." No common shares were earned pursuant to the earn-out formula during either of the years ended March 31, 1999 or 2000. In addition, as a condition to LML's acquisition of the ChequeMARK assets and patent, Mr. Hills, then a principal shareholder of MARK, entered into an employment agreement with one of LML's subsidiaries.

     On March 10, 1999, LML commenced a legal action in the United States District Court for the Middle District of Florida, Jacksonville Division, against Mr. Hills and MARK seeking, among other relief, a declaratory judgment that the Defendant Mr. Hills breached the terms of his employment agreement with LML by effecting a "Unilateral Resignation." LML also sought declaratory relief in connection with technology purchased by LML and its subsidiaries from Mr. Hills. In addition, LML requested that the court require Mr. Hills to sign all documents and do all things necessary regarding ownership of LML's new patent application covering purchases made over the Internet where payments from checking accounts are authorized using the Internet. LML recently received a Notice of Allowance for this new patent application from the United States Patent and Trademark Office.

     Effective August 22, 2000, LML, Mr. Hills and MARK reached a settlement with respect to LML's legal action commenced against Mr. Hills and MARK. Pursuant to the terms of the settlement, 466,820 of the 541,820 shares of LML common stock that were being held in escrow were returned to LML for cancellation. In addition, LML was relieved of its obligation to issue to Mr. Hills and MARK 1,828,560 Earn-Out Shares pursuant to certain agreements (which amount includes Earn-Out Shares issuable to Mr. Hills and Mr. Hills' portion of any Earn-Out Shares issuable to MARK). The settlement does not affect the rights to Earn-Out Shares of shareholders of MARK, other than Mr. Hills. LML agreed to pay $2,500,000 cash and to allow 75,000 common shares to be released from escrow to Mr. Hills. LML is withholding $350,000 of the $2,500,000 cash settlement proceeds for the purpose of defending or pursuing other legal claims regarding ownership, license or infringement of certain intellectual property of LML, including U.S. Patent 5,484,988, against persons other than Mr. Hills who may claim rights directly or indirectly from Mr. Hills, including the claims asserted by Global Transaction Systems, LLC, discussed below. If there is no such ongoing litigation as of August 21, 2005, the portion of the $350,000 not used by LML for litigation expenses will be delivered to Mr. Hills. The settlement also calls for entry of an agreed permanent injunction, which has been entered, in which Mr. Hills will not (a) for a period of three (3) years from the date of the injunction, carry on or engage in any business that is competitive with the products or services of LML, or which relate to the electronic payment and collections industry, (b) engage in any acts constituting partial or complete infringement of U.S. Patent No. 5,484,988 or the ChequeMARK System software, (c) represent that anyone other than LML is the holder of U.S. Patent No. 5,484,988, or (d) represent or imply that he holds any ownership interest in the ChequeMARK System or its underlying patents.

     On July 20, 2000, Global Transaction Systems, LLC, a Nevada limited liability company ("Global"), filed a complaint against LML in the United States District Court, Southern District of Florida, for patent and copyright infringement. An amended complaint was served on LML in September 2000. The amended complaint alleges that Global is the rightful owner of the patent as the result of an assignment to it of the patent by Mr. Hills. LML management is of the opinion that the complaint filed by Global against it has no basis and is without merit and intends to defend it vigorously.

     LML has also received a claim against it for the release of approximately 254,000 shares under the terms of the voluntary pooling agreement established in connection with the acquisition of Wildwood Estates. See "Item 1 -- Description of Business -- Florida Manufactured Home Retirement Community Business" and Notes 12(c) and 19(b) to LML's Consolidated Financial Statements included herein. The plaintiffs are alleging that LML is improperly preventing the release of those shares. LML is aggressively disputing this claim and the outcome is unknown at this time.

     Other than as described herein, there are no material legal proceedings pending, or to the knowledge of LML, threatened against it.

ITEM 4.   CONTROL OF REGISTRANT

Beneficial Ownership

     To the best of LML's knowledge, LML is not, directly or indirectly, owned or controlled by another corporation or by any foreign government. The following table sets forth certain information regarding the beneficial ownership of LML's common shares as of August 31, 2000 by (1) each person or entity who is known by LML to beneficially own more than 10% of its outstanding common stock; and (2) all of the directors and officers of LML as a group.


                                                           No. of Common                      Percent
Name of Shareholder                                       Shares Owned/1/                     of Class
-------------------                                       ---------------                     --------
Don Choquer                                                  1,816,929/2/                       12.1%
Robert Moore                                                 5,086,019/3/                       27.4%
Officers and Directors as a Group (5 Persons)                  981,356/4/                        6.4%

________________________

/1/ The stock ownership information is based on LML's stock ownership records, publicly available information and information furnished to LML by the named persons. Except as described below, each person has sole voting power and investment power with respect to the shares of common stock listed above. Percentages in the table with regard to stock ownership of Mr. Choquer and the officers and directors as a group are based on 15,018,741 shares of common stock issued and outstanding as of August 31, 2000. The ownership percentage for Mr. Moore is based on 18,551,873 shares of common stock outstanding, which number includes 3,533,132 shares issuable upon conversion of the LHTW Preference Shares. See note 3.

/2/  1,778,997 of these shares are held by companies controlled by Mr. Choquer.

/3/ Includes the following common shares which are held by or issuable to companies controlled by Mr. Moore: (1) 1,545,221 common shares held by companies controlled by Mr. Moore; and (2) 3,533,132 common shares of LML currently issuable to a company controlled by Mr. Moore upon conversion of 883,283 LHTW Preference Shares. See "Item 13 -- Interest of Management and Others in Certain Transactions."

/4/ Includes 316,250 shares issuable upon exercise of stock options which are exercisable within sixty days of August 31, 2000.

Change in Control Agreements

     LML is not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of LML.

ITEM 5.   NATURE OF TRADING MARKET

     LML's common stock is traded on the Nasdaq SmallCap Market, which is the principal market for LML's common stock, under the symbol "LMLP." LML's common stock is neither listed nor traded on any non-United States trading market. The high and low bid prices on the Nasdaq SmallCap Market for the below referenced quarterly periods were as follows:

                                                           Nasdaq
                     Quarter Ended                   High           Low
                     -------------                   ----           ---
                   June 30, 1998                    $ 3.25        $ 1.37

                   September 30, 1998                 3.25          2.94

                   December 31, 1998                  5.06          3.00

                   March 31, 1999                     4.81          3.50


                   June 30, 1999                      3.88          3.00

                   September 30, 1999                 4.25         3.125

                   December 31, 1999                  9.25          3.93

                   March 31, 2000                    76.00          8.68


                   June 30, 2000                     32.75         10.00

     On August 31, 2000, 15,018,741 shares of LML's common stock were issued and outstanding and held of record by 380 holders. Of these holders of record, approximately 297 holders, holding approximately 56% of the outstanding shares of LML's common stock, were listed on LML's share register with addresses in the United States.

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are no foreign or currency controls in Canada, and there are no exchange restrictions on borrowing from abroad, on the repatriation of capital, or the ability to remit dividends, profits, interests, royalties, or other payments to non-resident holders of LML's common stock. However, any such remittance to a resident of the United States is subject to a 15% withholding tax pursuant to Article XI of the reciprocal tax treaty between Canada and the United States. For further information concerning such withholding tax, see "Item 7 -- Taxation" below.

     There are no limitations imposed by Canadian law, the Yukon Territory, or in the charter or other constituent documents of LML on the right of a non-resident to hold or vote LML's common shares, other than as provided by the Investment Canada Act (the "ICA") enacted on June 20, 1985, as amended, as further amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act, which requires the prior notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control" of a "Canadian business," all as defined in the Act. Under the provisions of the ICA, the acquisition of control (as defined in the ICA) of a corporation carrying on a business in Canada with assets of $179,000,000 or more by a non-Canadian person or entity (also as defined) is subject to the prior approval of the Investment Canada Agency, an agency of the Canadian Federal government, in order to determine whether such acquisition is likely to be of benefit to Canada. Under the ICA, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent individual interest in the voting shares of the Corporation are held by a non-Canadian person or entity. In addition, if a Canadian corporation is controlled by a non-Canadian person or entity, the acquisition of control of any other Canadian corporation by such a corporation may be subject to the prior approval of the Investment Canada Agency unless it can be established that the corporation is not in fact controlled by the acquirer through the ownership of voting shares. Certain small acquisitions (as defined) are exempted from review by the ICA.

ITEM 7.   TAXATION

Canadian Federal Tax Considerations

     Generally, dividends that are paid or credited by Canadian corporations to non-resident shareholders are subject to a nonresident tax of 25%. However, the Canada-United States Income Tax Convention, 1980 (the "Treaty") provides that dividends paid by a Canadian corporation to a corporation resident of the United States with no permanent establishment in Canada, which owns at least 10% of the voting stock of the corporation paying the dividend, are subject to the Canadian non-resident withholding tax of 5%. In all other cases, when a dividend is paid by a Canadian corporation to the beneficial owner resident in the United States, the Canadian non-resident withholding tax is 15% of the amount of the dividend.

     The reduced withholding tax rates do not apply if the beneficial owner of the shares carries on business through a permanent establishment in Canada and the stock holding in respect of which the dividends are paid is effectively connected with such permanent establishment. In such a case, the dividends are taxable in Canada as general business profits at rates that may exceed the 5% or 15% rates applicable to dividends that are not effectively connected with a Canadian permanent establishment.

     The Treaty permits Canada to apply its domestic law rules for differentiating dividends from interest and other disbursements. Stock dividends are subject to the normal Canadian non-resident withholding tax rules on the amount of the dividend. The amount of a stock dividend is equal to the increase in the paid-up capital of the corporation by virtue of the dividend.

     Generally, interest paid or credited to a non-resident is subject to a 25% Canadian withholding tax. If, at a time when interest has accrued but is not yet payable, the holder of the debt transfers it to a Canadian resident or, in certain circumstances, a non-resident who carries on business in Canada, part of the proceeds of the disposition may be considered to be interest for Canadian income tax purposes. Under the Treaty, the rate of withholding tax on interest paid to a United States resident is 10%. For Treaty purposes, interest means interest as defined by domestic Canadian income tax rules. The withholding tax applies to the gross amount of the interest payment.

     Non-residents are subject to Canadian income tax on dispositions of "taxable Canadian property." Taxable Canadian property includes shares of a publicly traded Canadian corporation if, at any time during the preceding five years, the non-resident and persons with whom the non-resident did not deal at arm's length owned at least 25% of the issued and outstanding shares of any class of stock of the corporation.

     The applicable tax rate on capital gains realized by a non-resident is 27% for corporations and from 18% to 31% for individuals. Under the Treaty, capital gains realized by a United States resident on the disposition of shares of a Canadian corporation are exempt from Canadian income tax, unless (i) the value of the shares is derived principally from Canadian real property, or (ii) the shares are effectively connected with a permanent Canadian establishment of such non-resident, the capital gains are attributable to such permanent establishment, and the gains are realized not later than twelve months after the termination of such permanent establishment.

Certain United States Federal Income Tax Consequences

     The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a U.S. Holder of shares of common stock of LML. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below. In addition, this discussion does not cover any state, local or foreign tax consequences. See "Taxation - Canadian Federal Tax Considerations" above.

     The following discussion is based upon the current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of common stock of LML and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holders is made. Accordingly, holders and prospective holders of shares of common stock of LML should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of shares of LML's common stock.

U.S. Holders

     As used in this report, a "U.S. Holder" includes a holder of shares of LML's common stock who is a citizen or individual resident of the United States and a corporation or partnership created or organized in or under the laws of the United States or of any state, an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U. S. persons has the authority to control all substantial decisions of the trust. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder's particular circumstances or the tax consequences to a U.S. Holder subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, holders of securities held as part of a "straddle," "hedge" or "conversion transaction" with other investments or shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation. This discussion is limited to U.S. Holders who hold shares of LML's common stock as capital assets. Additionally, the discussion does not consider the tax treatment of persons who hold shares of common stock through a partnership or other pass-through entity.

Distributions on Common Shares of LML

     U.S. Holders receiving dividend distributions, including constructive dividends, with respect to shares of common stock of LML are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that LML has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income in certain circumstances. See the more detailed discussion at "Foreign Tax Credit" below. To the extent that distributions exceed current or accumulated earnings and profits of LML, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. U. S. Holders should consult their own tax advisors concerning the tax treatment of any gain or loss recognized upon a subsequent sale or other disposition of foreign currency received as a distribution from LML.

     Dividends paid on shares of the common stock of LML will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a specified dividends received deduction with respect to the United States source portion of dividends received from LML, unless LML qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below, if such U.S. Holder owns shares representing at least 10% of the voting power and value of LML. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

     Dividend payments with respect to shares of common stock may, under certain circumstances, be subject to information reporting and 31% U.S. back-up withholding tax. Back-up withholding may apply unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. Holders should consult with their own tax advisors concerning the application of the information reporting and back-up withholding rules.

Foreign Tax Credit

     A U.S. Holder who pays, or has withheld from distributions, Canadian income tax with respect to the ownership of shares of common stock of LML may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and applies to all foreign taxes paid by, or withheld from, the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's federal United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by LML will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. In tax years beginning after 1997, the limitation on the use of foreign tax credits based on the amount of foreign source income generally will not apply to electing individual U.S. Holders whose creditable foreign taxes during the year do not exceed $300 ($600 for joint filers) if such individual's gross income for the tax year from non-U.S. sources consists solely of certain "passive income". In addition, as a result of recently enacted legislation, a U.S. Holder will be denied a foreign tax credit with respect to income tax withheld from dividends received to the extent such U.S. Holder has not held the shares for a minimum period or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and holders and prospective holders of shares of common stock of LML should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Stock of LML

     A U.S. Holder will recognize gain or loss upon the sale of shares of common stock of LML equal to the difference, if any, between (1) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of common stock of LML. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. Gain or loss will be capital gain or loss if the shares of common stock are a capital asset in the hands of the U.S. Holder and will be long-term capital gain or loss if the shares of common stock of LML are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations, other than corporations subject to Subchapter S of the Internal Revenue Code, an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. Proceeds from the sale, exchange or other disposition of shares of common stock may in certain circumstances be subject to information reporting and backup withholding. U.S. Holders should consult their own tax advisors regarding the source of gain and loss on the sale of shares of common stock for purposes of the foreign tax credit.

Other Considerations

     In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of shares of common stock of LML.

Foreign Personal Holding Company

     If at any time during a taxable year more than 50% of the total combined voting power or the total value of LML's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of LML's gross income for such year was derived from certain passive sources, e.g., from dividends received from its subsidiaries, LML may be treated as a "foreign personal holding company". In that event, U.S. Holders that hold shares of common stock of LML would be required to include in gross income for such year their allocable portions of such passive income to the extent LML does not actually distribute such income.

Foreign Investment Company

     If 50% or more of the combined voting power or total value of LML's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, estates other than foreign estates, as defined by Internal Revenue Code Section 7701(a) (31), or certain trusts treated as U.S. persons pursuant to Internal Revenue Code Section 7701(a)(30), and LML is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, LML may be treated as a "foreign investment company" as defined in Section 1246 of the Internal Revenue Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of common stock of LML to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

     As a foreign corporation with U.S. Holders, LML could potentially be treated as a passive foreign investment company, or "PFIC," as defined in
Section 1297 of the Internal Revenue Code, depending upon the percentage of LML's income which is passive, or the percentage of LML's assets which is producing passive income. U.S. Holders owning shares of stock of a PFIC upon receipt of certain distributions by the PFIC and upon disposition of the shares at a gain are subject to an additional tax at ordinary income rates and to an interest charge based on the value of deferral of tax for the period during which the shares of common stock of the PFIC are owned. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a qualified electing fund can, however, elect to defer the payment of United States federal income tax on such income inclusions. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

     A U.S. Holder of certain PFIC stock that is regularly traded on certain public exchanges can elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference between the holder's adjusted basis in the PFIC stock and its fair market value. Losses are allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election is made, then the rules set forth above for taxation of distributions by LML and dispositions of shares at a gain would not apply for periods covered by the election.

     LML believes that it was not a PFIC for its fiscal years ended March 31, 1997, 1998, 1999 and 2000. LML may have been a PFIC in earlier years. If in a subsequent year LML concludes that it is a PFIC, it intends to make information available to enable a U.S. Holder to make a qualified electing fund election in that year. There can be no assurance that LML's determination concerning its PFIC status will not be challenged by the IRS, or that LML will be able to satisfy record keeping requirements which will be imposed on qualified electing funds. U.S. Holders who have held the shares of LML's common stock since before January 1, 1994 may wish to consult with a personal tax advisor concerning the possible application of the PFIC provisions to their personal circumstances.

Controlled Foreign Corporation

     If more than 50% of the voting power of all classes of stock or the total value of the stock of LML is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of LML, or a

"United States Shareholder," LML could be treated as a "controlled foreign corporation" under Subpart F of the Internal Revenue Code.

     This classification would effect many complex results including the required inclusion by such United States Shareholders in income of their pro rata shares of "Subpart F income," as specifically defined by the Internal Revenue Code, of LML. Generally, Subpart F would require current inclusions in the income of United States Shareholders to the extent of certain kinds of income of the controlled foreign corporation as set forth in the Internal Revenue Code. In addition, under Section 1248 of the Internal Revenue Code, gain from the sale or exchange of stock by a holder of shares of common stock of LML who is or was a United States Shareholder at any time during the five year period ending with the sale or exchange when LML was a controlled foreign corporation is treated as ordinary dividend income to the extent of certain earnings and profits of LML attributable to the stock sold or exchanged.
Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

ITEM 8.  SELECTED FINANCIAL DATA

     The selected consolidated financial data presented below are derived from LML's consolidated financial statements, which were examined and reported upon by LML's independent chartered accountants. The information set forth below should be read in conjunction with LML's Consolidated Financial Statements, including the related notes, and "Item 9 -- Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

                Table of Selected Consolidated Financial Data/1/
                        (Amounts Stated in U.S. Dollars)

                                      2000          1999          1998         1997          1996
Operating Revenues                    $ 3,045,445   $   234,284   $  179,537   $   199,075   $  274,970
Net Income (Loss)/2/                   (2,347,499)   (2,315,153)    (387,620)   (2,276,488)    (896,118)
  Per Share                                  (.19)         (.22)        (.06)         (.38)        (.26)
Total Assets/3/                        23,737,581     3,562,406    4,035,587     2,164,365    3,758,910
Long Term Debt
(including current portions)            1,221,364     1,037,591      896,271       799,650    1,132,463
Cash Dividends per common share               Nil           Nil          Nil           Nil          Nil

Deferred costs net of write-offs/4/
  For the Period                                        118,273                                 387,573
  Accumulated to
  Period End                                            118,273                                 779,497

                 Table of Selected Consolidated Financial Data
                   (As Adjusted for U.S. GAAP Reconciliation)
                        (Amounts Stated in U.S. Dollars)


                                             2000          1999         1998          1997          1996
Operating Revenues                      $ 3,045,445   $   234,284   $  179,537   $   199,075   $   274,970
Net Income (Loss)/2/                     (2,229,226)   (2,433,426)    (387,620)   (2,276,488)   (1,282,610)
  Loss Per Share (basic)                       (.18)         (.23)        (.06)         (.38)         (.40)
  Loss Per Share (diluted)                     (.18)         (.23)        (.06)         (.38)         (.40)
Total Assets                             23,737,581     3,444,133    4,035,587     2,164,365     2,889,108
Long-Term Debt                            1,221,364     1,037,591      896,271       799,650     1,132,463
(including current portions)

------------------------

/1/ The financial information set forth in this table for the fiscal years ended March 31, 1996, 1997, 1998, 1999 and 2000 includes the accounts of LML on a consolidated basis. The total assets reported for the 1999 fiscal year include $1,827,903 attributable to LML's acquisition effective March 11, 1998 of substantially all of these assets of MARK and all right title and interest to the ChequeMARK System patent. The financial data for the fiscal year ended March 31, 2000 include the acquisition of CFDC Holdings Corp. and Check Center. For a description of these acquisitions see "Item 1 - Description of Business - Corporate History" and "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

/2/ The Net Income (Loss) for the fiscal year ended March 31, 1997 has been retroactively restated to reflect the adoption of a new accounting policy of expensing development costs. See Notes 2(d) and 9 to the Consolidated Financial Statements included herein.

/3/ The Total Assets for the fiscal year ended March 31, 1996, 1997, 1998, 1999 have been retroactively restated to reflect the adoption of a new accounting policy of expensing development costs. See Notes 2(d) and 9 to the Consolidated Financial Statements included herein.

/4/ The Deferred Costs net of write-offs for the fiscal years ended March 31, 1996, 1997, 1998, 1999 have been retroactively restated to reflect the adoption of a new accounting policy of expensing development costs. See Notes 2(d) and 9 to the Consolidated Financial Statements included herein.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The consolidated balance sheets for the years ended March 31, 2000 and March 31, 1999 and the consolidated statements of operations and deficit and consolidated statements of cash flow for the years ended March 31, 2000, 1999 and 1998 have been audited and reported upon by the independent chartered accountants firm of Dale, Matheson, Carr-Hilton, who have conducted their audits in accordance with generally accepted auditing standards. This financial information was prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. For a discussion of the material differences between Canadian GAAP and U.S. GAAP, as they pertain to LML's financial statements, see Note 20 to LML's Consolidated Financial Statements, which are included in this Annual Report.

Liquidity and Capital Resources

     As of March 31, 2000, LML had available cash of $11,528,850. LML's working capital improved from a deficiency of $950,558 as of March 31, 1999, to a working capital of $9,836,151 as of March 31, 2000. Although LML has sustained significant losses in the current and prior years, LML anticipates that cash and cash equivalents are sufficient to fund working capital requirements for the foreseeable future.

     Net cash used in operating activities including non-cash items such as amortization was $1,712,188. Changes in accounts receivable, accounts payable and prepaid expenses resulted from LML's recent acquisitions. During the year LML paid all short-term borrowings in full and paid a deposit for the connection to the City of Wildwood's water and wastewater facilities.

     During the current year LML's investing activities utilized a net of $7,095,603, compared to $378,194 and $702,838 for the years ended March 31, 1999 and 1998, respectively. Significant investments during the current year include $5,516,915 for corporate acquisitions and $1,298,618 for acquiring capital assets. Also included is a note receivable for $224,376. Subsequent to the year end, LML paid in full the mortgage and promissory note ($1,201,117) on the property known as Wildwood Estates.

     Net cash provided by financing activities was $20,294,713, $1,719,904, and $723,456 for the years ended March 31, 2000, 1999 and 1998, respectively.
During the current year LML raised $17 million from two private placements, one consisting of 1,000,000 common shares issued at a purchase price of $5.00 per share and the other consisting of 1,000,000 Units, issued at a purchase price of $12.00 per Unit. Each Unit consists of one common share and one share purchase warrant to purchase one common share at $16.00 until March 31, 2002. See Note 12(b) to LML's Consolidated Financial Statements included herein. Financing activities also included proceeds during the fiscal year ended March 31, 2000 from stock options exercised of $2,527,250 and proceeds from warrants exercised of $754,588. Subsequent to the fiscal year ended March 31, 2000, 277,500 stock options were exercised by employees of LML under its Stock Option Plans, realizing LML $4,123,750.

Year 2000 Update

     As of the end of the most recently completed fiscal year ending March 31, 2000, LML's has not experienced any material adverse effect on either the business or any cost related to the Year 2000 issue. While LML is encouraged by the success of its Year 2000 efforts, it will continue to monitor its operations for Year 2000 compliance.

Results from Operations

     Fiscal 2000 compared to Fiscal 1999. Increases in revenues, expenses and income for the fiscal year ended March 31, 2000 are primarily attributable to the inclusion of four (4) months financial results for CFDC Holdings Corp. (including CF Data Corp.) and three (3) months financial results for Check
Center.   Total revenue for the fiscal year ended March 31, 2000 increased to
$3,045,445, an increase of $2,811,161 (1199.9%) from $234,284 for the year ended
March 31, 1999. CF Data Corp. accounted for $1,547,321 or 50.8 % of total revenue, and Check Center accounted for $1,244,101 or 40.9% of total revenue.

     Operating income for the fiscal year ended March 31, 2000 was $308,376, an increase of $605,738 from the operating loss of ($297,362) for the previous year ended March 31, 1999. Operating expenses for the year ended March 31, 2000, exclusive of non-cash items, were $2,737,069, an increase of $2,205,423 (414.8%) compared to $531,646 for the previous year ended March 31, 1999. CF Data Corp. accounted for $1,178,979 or 53.46% of the increase in operating expenses which amount included $808,190 for salaries and employee related costs, $131,064 for its occupancy and equipment operating leases, insurance, maintenance and dues, and $158,596 in travel and communication costs. Check Center accounted for $796,259 or 36.11% of the increase in operating expenses which amount included $668,537 for salaries and employee related costs, $67,862 for its occupancy operating lease, insurance, maintenance and dues, and $30,888 in travel and communication costs. The increase was also associated with ChequeMARK including $60,000 in unrecovered losses from the ChequeMARK assured payment program and $157,475 in salaries for technical employees. Sales, general and administrative expenses for the current year, exclusive of non-cash items, were $1,480,860, an increase of $358,240 (31.9%) compared to $1,122,620 for the previous year. CF Data Corp. accounted for $167,555 of the increase and Check Center accounted for $122,282 of the increase.

     Other expenses for the fiscal year ended March 31, 2000 were $59,871, consisting of $17,348 for foreign exchange loss, $28,457 for the write down of prepaid acquisition costs not completed during fiscal 2000, and the settlement of $5,000 of debt to trade creditors of LML and $9,066 of debt to trade creditors of LHTW. Other expenses in 1999 were a gain of $199,003, consisting mainly of a gain in settlement of debts relating to payroll taxes ($188,502), foreign exchange gain ($23,754), and rental income ($27,643), which was offset by expenses of a loss on cable charges not recoverable from residents of Wildwood Estates ($8,051), a writedown of deferred costs ($31,999) and other miscellaneous expenses ($846). Interest income for fiscal 2000 was $60,559, which consisted of interest earned during fiscal 2000 for funds placed in term deposits. No interest income was earned in fiscal 1999.

     Amortization expense for the fiscal year ended March 31, 2000 increased to $883,974, an increase of $534,506 (152.95%) from $349,468 for the year ended
March 31, 1999. The increase was primarily attributable to LML's recent acquisitions of CFDC and Check Center ($342,087) and amortization of the ChequeMARK system ($127,166). Interest expense for the fiscal year ended March 31, 2000 increased to $273,760, an increase of $166,598 from $107,162 for the year ended March 31, 1999. This increase was primarily due to short-term borrowings.

     For the fiscal year ended March 31, 2000, LML reported a loss before interest, tax, depreciation and amortization, or "EBITDA," of ($1,171,796) or ($.09) per share compared to an EBITDA loss of ($1,858,523) or ($.17) per share for the previous year and a net loss of ($2,347,499)
or ($.19) per share in the current year, compared to a net loss of ($2,315,153) or ($.22) per share reported in the previous year.

     Fiscal 1999 compared to fiscal 1998. For the fiscal year ended March 31, 1999, total revenue increased to $234,284 an increase of $54,747 (30.5%) from total revenue of $179,537 for the year ended March 31, 1998, which is primarily attributed to an increase in revenue from the use of the ChequeMARK System. LML's revenues are generated from LHTW's maintenance fees and from the use of the ChequeMARK System.

     Operating income (loss) for the year ended March 31, 1999 was ($297,362) an increase of $235,521 from the operating loss of ($61,841) for the previous year ended March 31, 1998. Operating expenses for the year ended March 31, 1999, exclusive of non-cash items, were $531,646, an increase of $290,268 (120.25%) for the previous year ended March 31, 1998. This increase was due primarily to an increase in the operating expenses associated with ChequeMARK including the costs of expanding the operations of ChequeMARK, salaries for technical employees and relocating its operations to Jacksonville, Florida. Sales, general and administrative expenses for 1999 increased to $1,122,620, an increase of $867,823 (340.59%) compared to $254,797 for 1998. This increase was due primarily to an increase in salaries for administrative and executives of ChequeMARK ($168,643), expenses incurred in marketing the ChequeMARK System ($127,000), and administrative expenses for relocating ChequeMARK to Jacksonville, Florida ($104,500). The increase was also due to additional salaries for administrative employees and executives of LML ($60,565), an increase in travel costs and shareholder communication costs ($273,951), professional fees ($42,362) and interest expense on short-term borrowings ($39,000).

     Other expenses for 1999 increased to a gain of $199,003, an increase of $127,891 (179.8%) compared to other expense gain of $71,112 for 1998. Other expenses consisted primarily of a gain in settlement of debts relating to payroll taxes ($188,502), foreign exchange gain ($23,754), and rental income ($27,643), which was offset by expenses of a loss on cable charges not recoverable from residents of Wildwood Estates ($8,051), a writedown of deferred costs ($31,999) and other miscellaneous expenses ($846). Under Canadian GAAP accounts payable are recorded as other income in the period in which they are written off. Under U.S. GAAP the writeoff can be either netted against expenses or included as other income. LML has chosen to record this item as other income.

     Amortization expense for 1999 increased to $349,468, an increase of $309,278 (769.54%) from $40,190 for the year ended March 31, 1998. The increase was primarily attributable to the amortization of the ChequeMARK System ($303,850).

     For the fiscal year ended March 31, 1999, LML reported a net loss of ($2,315,153) or ($.22) per share as compared to the net loss of ($387,620) or ($.06) per share reported in 1998. Included in this loss amount was a charge of ($637,544) regarding the write down of real property at Wildwood Estates. Each year LML is required to evaluate the carrying value of its assets to ensure such a value is greater than the net recoverable value of the assets. Under Canadian GAAP if the carrying value exceeds the net recoverable value a writedown to the net recoverable value is required. During the years ended March 31, 1999 and 1998 LML determined that the carrying value exceeded the net recoverable value by $637,544 and $629,137 for each of the years respectively. The assets written down are described in Note 5 to the Consolidated Financial Statements included herein, Real Property and includes land held for resale, common area land, common area buildings, machinery and equipment and wastewater treatment plant. These assets on an aggregated basis make up the property known as Wildwood Estates in its totality. Each asset described was not written down individually but written down on an aggregated basis. The nature of the writedown reflects LML's policy, as required by SFAS 121 p. 7, where an impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. In 1999, LML, based the writedown on an unsolicited offer to purchase Wildwood Estates (i.e. all the described assets) from a third party, as the best evidence of recoverable value, in determining the cumulative writedown for the 1999 fiscal year.

     In each of the last three fiscal years, inflation did not have a material effect on LML's revenue or income from continuing operations.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     LML is exposed to market risk from changes in marketable securities (which consist of money market and commercial paper). At March 31, 2000, marketable securities of LML were recorded at a fair value of approximately $10.2 million, with an overall weighted average return of approximately 5.45% and an overall weighted average life of less than 1 year. The marketable securities held by LML have exposure to price risk, which is estimated as the potential loss in fair value due to a hypothetical change of 50 basis points (9% of LML's overall average return on marketable securities) in quoted market prices. This hypothetical change would have an immaterial effect on the recorded value of the marketable securities.

     LML is not exposed to material future earnings or cash flow fluctuations from changes in interest rates on long-term debt since 100% of its long-term debt is at a fixed rate as of March 31, 2000. The fair value of LML's long-term debt at March 31, 2000 was estimated to be $1.12 million based on the overall rate of the long-term debt of 11%. To date, LML has not entered into any derivative financial instruments to manage interest rate risk and is currently not evaluating the future use of any such financial instruments. The mortgage matured on April 1, 2000. LML on June 8, 2000 paid this mortgage in full satisfaction of this obligation.

     LML has immaterial exposure to foreign currency transaction gains or losses. To date, LML has not entered into any derivative financial instrument to manage foreign currency risk and is currently not evaluating the future use of any such financial instruments.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT.

     The following table sets forth the names, positions and ages of LML's executive officers and directors as of August 31, 2000:

Name                    Age    Position
----                    ---    --------
Patrick H. Gaines       41     President, Chief Executive Officer and a Director

Wendy J. Ogilvie        37     Controller and a Director

Greg A. MacRae          46     Director

L. William Seidman      79     Director

Carolyn Mosher          33     Secretary

     Each of the directors listed above was re-elected at the last Annual General Meeting of Shareholders held on September 18, 2000 and is to serve until the next Annual General Meeting of Shareholders to be held in September 2001. The officers of LML hold their respective offices at the pleasure of the Board of Directors of LML.

     Patrick H. Gaines has served as a director of LML since 1990 and President and Chief Executive Officer of LML since 1992. Mr. Gaines is also a director of each of LML's subsidiaries, as well as president or chief executive officer of certain of its subsidiaries. Mr. Gaines is also a director of Globetel Communications Inc. ("Globetel").

     Wendy J. Ogilvie has served as a director of LML since August 1997 and as Controller of LML since January 1998. Ms. Ogilvie is also a director of each of LML's subsidiaries, as well as an officer of certain of its subsidiaries. Ms. Ogilvie also serves as the Vice-President of Finance for Globetel, a position she has held since February 1997. From October 1984 to February 1997, she served as Vice President of Finance and controller of a national telecommunications company.

     Greg A. MacRae has served as a director of LML since February 1998. Mr. MacRae has served as President of CSI Capital Solutions, Inc. since September 1996. From February 1985 to September 1996, he served as Senior Account Manager, Corporate Services of Montreal Trust Company of Canada.

     L. William Seidman was appointed to the Board of Directors of LML on October 15, 1999. Mr. Seidman is the Chief Commentator on cable network's CNBC-TV and publisher of Bank Director and Board Member magazines. He has consulted with numerous organizations, including Deposit Corporation of Japan, Tiger Management, J.P. Morgan, Inc., The World Bank, BDO Seidman and The Capital Group, and is currently a member of the Board of Directors of Fiserv, Inc., Intelidata, Inc., Clark Bardes and QuePasa,Com. Mr. Seidman served on the White House staff of President Gerald Ford as Assistant for Economic Affairs from 1974 to 1977, and served President Reagan as co-chair of the White House Conference on Productivity in 1983 and 1984.

     Carolyn Mosher has served as Secretary of LML and certain of its subsidiaries since February 1995 and has served LML and its subsidiaries in various administrative capacities since 1989.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

     The following table sets forth certain information concerning compensation paid or accrued for services rendered to LML in all capacities during the fiscal year ended March 31, 2000 by the Chief Executive Officer of LML (no executive officer of LML had compensation exceeding $100,000 during fiscal 2000):

                                         SUMMARY COMPENSATION TABLE
-------------------------------------------------------------------------------------------------------------
                            Annual Compensation                 Long Term Compensation
-------------------------------------------------------------------------------------------------------------
                                                            Awards                         Payouts
-------------------------------------------------------------------------------------------------------------
                                                            Securities      Restricted
                                                Other       Under           Shares or
Name and                                        Annual      Options         Restricted                All Other
Principal                                       Compens-    SARs            Share          LTIP       Compens
Position      Year    Salary            Bonus   ation       Granted         Units          Payouts    ation

-------------------------------------------------------------------------------------------------------------
Patrick H.    2000    $66,432.00 /1/    Nil     Nil         110,000         Nil            Nil        Nil
Gaines,       -----------------------------------------------------------------------------------------------
President     1999    $66,000.00 /1/    Nil     Nil          Nil            Nil            Nil        Nil
& CEO         -----------------------------------------------------------------------------------------------
              1998    $25,687.50 /1/    Nil     (See FN #2)  190,000        Nil            Nil        Nil
-------------------------------------------------------------------------------------------------------------

/1/  All figures are in Canadian dollars.

/2/ On March 10, 1998, a company controlled by Mr. Gaines was paid a bonus in the form of share purchase warrants for the right to purchase up to 70,000 common share of LML, exercisable for up to two years at the price of $1.00 per share during the first year and $1.20 per share during the second year. These share purchase warrants were exercised by the company controlled by Mr. Gaines during the 1999 fiscal year. The bonus was paid by LML in consideration for Mr. Gaines's company guaranteeing a loan of $350,000 to LML.

     During the year ended March 31, 2000, the aggregate remuneration paid by LML and its subsidiaries to the officers of LML as a group for services in all capacities was $96,864 (Cdn. Dollars).

     During the fiscal year ended March 31, 2000 no cash compensation was paid to directors. Options granted to directors during such period are listed below. There were no long term incentive plans in place for any executive officer of LML during the most recently completed fiscal year.

Other Arrangements

     There were no defined benefit or actuarial plans in place for any of LML's executive officers during fiscal 2000. There are no employment contracts or compensatory plans or arrangements between LML and any of its executive officers.

  ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

Option Grants

     The following table sets forth stock options granted to directors of LML during the fiscal year ended March 31, 2000:

Name of Director                    No. of Shares  Exercise Price per  Date of Grant
                                                      Common Share      Expiry Date
-------------------------------------------------------------------------------------
Patrick H. Gaines/1/                110,000        $3.00               April 12, 1999
                                                                       April 11, 2004
-------------------------------------------------------------------------------------
L. William Seidman                  240,000        $4.00               Oct. 13, 1999
                                                                       Oct. 12, 2004
-------------------------------------------------------------------------------------

/1/  Options were granted to a company controlled by Mr. Gaines.

     The table above excludes options to acquire 75,000 shares of LML common stock granted to Linda Moore, a former director of LML, during the fiscal year ended March 31, 1999, which expire on November 2, 2003. As at April 12, 1999, those options were re-priced from an exercise price of $3.50 to an exercise price of $3.00. All other terms remained the same. Subsequent to March 31, 1999, 50,000 of the options were exercised and 25,000 of the options were cancelled.

Option Exercises

     During the fiscal year ended March 31, 2000, an executive officer of LML (other than Mr. Gaines) exercised 25,000 incentive stock options at $1.00 per share and a director of LML exercised 50,000 non-qualified stock options at a price of $1.30 per share. No other options were exercised by the officers and directors of LML.

1996 Stock Option Plan

     At August 31, 2000, options to purchase a total of 372,500 shares of common stock were outstanding under LML's 1996 Stock Option Plan at exercise prices ranging from $1.00 to $3.50 per share and with expiration dates ranging from January 16, 2003 to April 12, 2004.

     At August 31, 2000, the officers and directors of LML as a group held options to acquire 135,000 shares of common stock under LML's 1996 Stock Option Plan.

     At LML's Annual General Meeting on September 30, 1999, shareholders approved an increase of the number of shares that may be granted under LML's 1996 Stock Option Plan from a previous total of 1.5 million shares to a total of
2.5 million shares, and at LML's Annual General Meeting on September 18, 2000, shareholders approved an increase of the number of shares that may be granted under LML's 1996 Stock Option Plan to a new total of 3 million shares.

1998 Stock Incentive Plan

     At August 31, 2000, options to purchase a total of 740,000 shares of common stock were outstanding under LML's 1998 Stock Incentive Plan at exercise prices ranging from $3.00 to $20.375 per share and with expiration dates ranging from April 12, 2004 to July 9, 2005.

     At August 31, 2000, the officers and directors of LML as a group held options to acquire 240,000 shares of common stock under LML's 1998 Stock Incentive Plan.

     At LML's Annual General Meeting on September 18, 2000, shareholders approved an increase of the number of shares that may be granted under LML's 1998 Stock Option Plan from a previous total of 1 million shares to a total of 3 million shares.

ITEM 13.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

     During the fiscal year ended March 31, 2000, LML's Wildwood Estates property in Florida, which was originally acquired by LHTW Properties Inc. (a subsidiary of LML), was subject to a mortgage held by Destiny Petroleum Inc., a Texas corporation controlled by Robert Moore, a shareholder of LML. At March 31, 2000, LHTW owed $1,076,530 in principal amount and $44,750 in accrued but unpaid interest under the mortgage and loan agreements. The loan and mortgage were originally issued in 1991 by the Resolution Trust Corporation to the prior holder of the property and were assigned to, and assumed by, Destiny in connection with the acquisition of the property by LHTW. As a condition to such assignments and assumptions, LML guaranteed payments due to Destiny under the loan, the mortgage and the assumption agreement. In November 1995, a portion of the loan was converted by Destiny into non-voting, convertible Class A Preference Shares of LHTW, which are convertible into shares of LML's common stock. In December 1996, a portion of the loan was repaid and the terms of the LHTW Preference Shares were amended to reduce the conversion rate. In October 1997, LML renegotiated its loan and mortgage agreement to increase the principal amount by the amount of accrued and unpaid interest and late charges, to extend the maturity date of the loan to April 1, 1999 and to reduce the conversion rate of the LHTW Preference Shares.

     In November 1998, Destiny extended the due date of the mortgage to April 1, 2000, capitalized accrued and unpaid interest then due and agreed that future interest payments would be payable annually commencing November 30, 1999. In consideration of these agreements, LML agreed to extend the expiry date of warrants issued to an affiliate of Destiny from December 4, 1998 to December 4, 1999. In August 1999, Destiny advanced an additional $260,000 to LHTW, which amount was added to the principal amount of the loan secured by the mortgage.
On June 8, 2000, ChequeMARK Holdings, Inc., another subsidiary of LML, paid in full the entire loan and received assignment of, and currently holds, the mortgage on the Wildwood Estates property. See Notes 17 and 19 of LML's Consolidated Financial Statements included in this report.

     On March 10, 1998, a company controlled by Mr. Gaines, a director and officer of LML, and a company controlled by Don Salekin, a former director of LML, were each paid a bonus in the form of share purchase warrants for the right to purchase up to 70,000 common shares of LML, exercisable for up to two years at the price of $1.00 per share during the first year and at $1.20 per share during the second year. All of these share purchase warrants were exercised during the fiscal year ended March 31, 1999. The bonus was paid by LML in consideration for Mr. Gaines' company and Mr. Salekin's company guaranteeing a loan of $350,000 to LML, which was repaid during the fiscal year ended March 31, 1999. Mr. Salekin resigned as a director of LML effective June 9, 1998.

     LML believes that each of the transactions set forth above were effected on terms that were no more favorable than those that would have been agreed upon by third parties on an arm's length basis.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

     Inapplicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES.

     Inapplicable.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES, AND USE OF PROCEEDS.

     Inapplicable.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS.

     Reference is made to Item 19(a) for a list of all financial statements filed as a part of this Annual Report on Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS.

     Not applicable.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a)  Financial Statements and Schedules

          1.  Financial Statements.

                                                                                         Page
                                                                                         ----

Auditors' Report..............................................................           F-1

Consolidated Balance Sheets as of March 31, 2000 and 1999.....................           F-2

Consolidated Statements of Operations and Deficit for the years ended
 March 31, 2000, 1999 and 1998................................................           F-3

Consolidated Statements of Cash Flows for the years ended March 31, 2000
 1999 and 1998................................................................           F-4

Notes to Consolidated Financial Statements....................................           F-5

          2.    Financial Statement Schedules.

     Schedules not listed have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

     (b)        Exhibits

     Exhibit 1. Amendments or Modification to Exhibits Previously Filed.

                None.

     Exhibit 2. Material Contracts entered into during Fiscal 2000

                2.1  Office Lease dated August 18, 1998 for Riverbend Park.

                2.2 Amendment to Lease Agreement dated February 17, 2000 for Riverbend Park.

                2.3 Share Purchase Agreement between CFDC Holdings Corp. and Lawrence J. Oeding, Frank L. Carney, Paul J. Mohr made as of January 4, 2000.

                2.4 Share Purchase Agreement Between LML Payment Systems Inc. and Wayne G. Basler, Peter Bendor-Samuel, Gary G. Miller,
                     W. Harwood Runner made as of November 30, 1999.

                2.5 Form of Subscription Agreement for November 16, 1999 Private Placement of $5,000,000.

                2.6 Form of Finders Fee Agreement for November 16, 1999 Private Placement of $5,000,000.

                2.7 Form of Subscription Agreement for March 2000 Private Placement of $12,000,000.

                2.8 Form of Warrant Certificate for March 2000 Private Placement of $12,000,000.

                2.9 Terms and Conditions of Warrant Certificate for March 2000 Private Placement of $12,000,000.

                2.10 Form of Special Warrant for Shares (for Finder) for March
                     2000 Private Placement of $12,000,000.

                2.11 Form of Finders Fee and Subscription Agreement for March
                     2000 Private Placement of $12,000,000.

                2.12 Form of Finder's Warrant Certificate for March 2000 Private
                     Placement of $12,000,000.

     Exhibit 3.  Other Documents

                 3.1 Notice of Annual General Meeting of Shareholders,
                     Information Circular, and Proxy Statement for meeting held September 18, 2000.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LML PAYMENT SYSTEMS INC.



                              /s/ Patrick H. Gaines
                              -----------------------------------------
                              Patrick H. Gaines
                              President and Chief Executive Officer
Date:  September 29, 2000

                               AUDITORS' REPORT



To the Shareholders of
LML Payment Systems Inc.



We have audited the consolidated balance sheets of LML Payment Systems Inc. as at March 31, 2000 and March 31, 1999 and the consolidated statements of operations and deficit and cash flow for the years ended March 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2000 and March 31, 1999 and the results of its operations and cash flows for the years ended March 31, 2000, 1999 and 1998 in accordance with generally accepted accounting principles in Canada.





                                                     "DALE MATHESON CARR-HILTON"
Vancouver, B.C.
June 28, 2000                                              CHARTERED ACCOUNTANTS

                          CONSOLIDATED BALANCE SHEETS
                            March 31, 2000 and 1999
(IN U.S. DOLLARS)

                                                            2000            1999
                                                               $               $
------------------------------------------------------------------ -------------

                                     ASSETS

CURRENT ASSETS
     Cash and term deposits                           11,528,850          41,928
     Accounts receivable                                 369,464          60,286
     Prepaid expenses (Note 4)                           459,999          47,730
                                                    ------------    ------------
                                                      12,358,313         149,944
                                                    ------------    ------------

REAL PROPERTY (Note 5)                                 1,378,467       1,400,000

CAPITAL ASSETS (Note 6)                                2,157,326       1,284,231

PATENTS (Note 7)                                         602,491         609,958

OTHER ASSETS
     Goodwill, net (Note 2 (c) and 8)                  7,009,387               -
     Deferred costs (Note 2 (d) and 9)                         -         118,273
     Note receivable (Note 10)                           224,376               -
     Other assets                                          7,221               -
                                                    ------------    ------------
                                                       7,240,984         118,273
------------------------------------------------------------------ -------------
                                                      23,737,581       3,562,406
================================================================== =============

                                     LIABILITIES
CURRENT LIABILITIES
     Accounts payable and accrued liabilities          1,352,442         942,375
     State income tax payable                             17,969               -
     Current portion of long term debt (Note 11)       1,151,751         158,127
                                                    ------------    ------------
                                                       2,522,162       1,100,502

LONG TERM DEBT (Note 11)                                  69,613         879,464
                                                    ------------    ------------
                                                       2,591,775       1,979,966
                                                    ------------    ------------
COMMITMENTS AND CONTINGENCIES (Note 16)

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 12)                               44,047,550      22,136,685

DEFICIT                                              (22,901,744)    (20,554,245)
                                                    ------------    ------------
                                                      21,145,806       1,582,440
------------------------------------------------------------------ -------------
                                                      23,737,581       3,562,406
================================================================== =============

                        Approved on Behalf of the Board

     PATRICK GAINES, DIRECTOR                              GREG MACRAE, DIRECTOR

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                   Years ended March 31, 2000, 1999 and 1998

(IN U.S. DOLLARS)

                                                                        2000               1999               1998
                                                                           $                  $                  $
------------------------------------------------------------------------------------------------------------------
REVENUE                                                            3,045,445            234,284            179,537

OPERATING EXPENSES                                                 2,737,069            531,646            241,378
                                                               -------------      -------------      -------------
OPERATING INCOME (LOSS)                                              308,376           (297,362)           (61,841)
                                                               -------------      -------------      -------------

SALES, GENERAL & ADMINISTRATIVE EXPENSES                           1,480,860          1,122,620            254,797

OTHER ITEMS
       Other expenses                                                 59,871           (199,003)           (71,112)
       Interest Income                                               (60,559)                 -                  -
       Write down of real property                                         -            637,544                  -

LOSS BEFORE INTEREST, TAX, DEPRECIATION
                                                               -------------      -------------      -------------
       AND AMORTIZATION                                           (1,171,796)        (1,858,523)          (245,526)
                                                               -------------      -------------      -------------

       Amortization                                                  883,974            349,468             40,190
       Interest expense                                              273,760            107,162            101,904
                                                               -------------      -------------      -------------
                                                                   1,157,734            456,630            142,094
                                                               -------------      -------------      -------------

NET LOSS BEFORE INCOME TAX                                        (2,329,530)        (2,315,153)          (387,620)

        State income tax                                              17,969                  -                  -
                                                               -------------      -------------      -------------
NET LOSS                                                          (2,347,499)        (2,315,153)          (387,620)
                                                               -------------      -------------      -------------

DEFICIT, beginning of year                                       (20,554,245)       (18,239,092)       (16,967,167)
PRIOR PERIOD ADJUSTMENT (See Note 2(d))                                    -                  -           (884,305)
                                                               -------------      -------------      -------------
AS RESTATED                                                      (20,554,245)       (18,239,092)       (17,851,472)
                                                               -------------      -------------      -------------

DEFICIT, end of year                                             (22,901,744)       (20,554,245)       (18,239,092)
                                                               -------------      -------------      -------------
LOSS PER SHARE
       Basic                                                           (0.19)             (0.22)             (0.06)
                                                               -------------      -------------      -------------
       Diluted                                                         (0.19)             (0.22)             (0.06)
                                                               -------------      -------------      -------------
AVERAGE SHARES OUTSTANDING
       Basic                                                      12,088,607         10,460,441          6,540,933
       Diluted                                                        n/a                n/a                n/a

                     CONSOLIDATED STATEMENTS OF CASH FLOW
                   Years ended March 31, 2000, 1999 and 1998

(IN U.S. DOLLARS)

                                                        2000           1999           1998
                                                           $              $              $
------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES:
     Net loss                                     (2,347,499)    (2,315,153)      (387,620)
     Add items not affecting cash
            Amortization                             883,974        349,468         40,190
            Write down of assets                           -        637,544              -
            Interest on long term debt                44,750         33,604         44,559
                                                 -----------    -----------    -----------
                                                  (1,418,775)    (1,294,537)      (302,871)

Net changes in other non-cash working capital
     Accounts receivable                            (309,179)       (53,991)           124
     Prepaid expenses                               (412,270)       (19,778)       (21,272)
     Accounts payable and accrued liabilities        428,036         (4,067)       240,827
     Note payable                                          -              -        125,000
                                                 -----------    -----------    -----------
                                                  (1,712,188)     1,372,373)        41,808
                                                 -----------    -----------    -----------
INVESTING ACTIVITIES

     Real property                                    (3,480)        (5,050)             -
     Deferred costs                                   (8,892)      (118,274)             -
     Acquisition of capital assets                (1,298,618)      (254,870)      (624,312)
     Patent                                          (36,101)             -        (78,526)
     Goodwill                                     (5,516,915)             -              -
     Note receivable                                (224,376)             -              -
     Intangible assets                                (7,221)             -              -
                                                 -----------    -----------    -----------
                                                  (7,095,603)      (378,194)      (702,838)
                                                 -----------    -----------    -----------
FINANCING ACTIVITIES

     Re-payment of long term debt                   (138,604)        25,260         50,050
     Proceeds from long term borrowing               260,000              -              -
     Re-payment of capital lease liability           (28,302)       (10,075)             -
     Proceeds from issuance of share capital      20,281,838      1,704,719        673,817
     Share capital financing costs                   (80,219)             -              -
     Exchange adjustments                                  -              -           (411)
                                                 -----------    -----------    -----------
                                                  20,294,713      1,719,904        723,456
                                                 -----------    -----------    -----------

INCREASE (DECREASE) IN CASH                       11,486,922        (30,663)        62,426

Cash and Cash Equivalents, beginning of year          41,928         72,591         10,165
                                                 -----------    -----------    -----------

Cash and Cash Equivalents, end of year            11,528,850         41,928         72,591
                                                 ===========    ===========    ===========

Interest paid during the period                      289,432         39,015         15,513
                                                 -----------    -----------    -----------



                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended March 31, 2000, 1999, and 1998

(IN U.S. DOLLARS)

1.   OPERATIONS

Business of the Company

The Company is a provider of electronic payment services employed primarily at the retail point-of-sale. The Company focuses on providing electronic check authorization services, including check verification, check conversion and cost effective check recovery solutions to supermarkets, grocery stores, multi-lane retailers and convenience stores.

Through its subsidiary ChequeMARK, Inc., the Company owns and operates proprietary software (the "ChequeMARK System") that allows merchants to electronically authorize, capture and settle paper check transactions conducted at the point-of-sale in a manner similar to bankcard transactions. The ChequeMARK System is protected by U.S. Patent #5,484,988.

On November 30, 1999, the Company completed the acquisition of CFDC Holdings Corp., a Dallas based company which, through its subsidiary CF Data Corp., provides check verification and check recovery services to retail merchants.

On January 4, 2000, CFDC Holdings Corp. completed the acquisition of National Recovery Systems Ltd. of America, a Wichita based company which operates under the trade name "Check Center." Check Center specializes in providing point-of-sale check verification and check recovery services to retail merchants primarily throughout the mid-western United States.

Through its subsidiary LHTW Properties Inc., the Company owns and operates Wildwood Estates, a 332 acre adult styled residential community in Wildwood, Florida. Operations have included the sale of manufactured homes and lots. In exchange for monthly maintenance fees the Company provides the resident community with certain amenities and services commonly associated with similar developments.

2.   SIGNIFICANT ACCOUNTING POLICIES

     A)  Basis of Presentation

          These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as disclosed in Note 20, these principles do not differ materially from accounting principles generally accepted in the United States.

          These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries as set out below:

          CANADA
          ------
          Legacy Promotions Inc.

          UNITED STATES
          --------------

          CFDC Holdings Corp.
          CF Data Corp.
          ChequeMARK Holdings Inc.
          ChequeMARK Inc.
          ChequeMARK Patent Inc.
          LHTW Properties Inc.
          National Recovery Systems, Ltd. of America
          National Process Servers Inc.
          Quail Roost Sales Corp.

     B)   Amortization of Assets

          A declining balance method is used to amortize the life of assets acquired prior to March 31, 1998, as follows:

          Building                                  4%        Declining Balance
          Computer Equipment                       30%        Declining Balance
          Office Equipment                         20%        Declining Balance
          Machinery and Equipment                  20%        Declining Balance
          Wastewater treatment plant                4%        Declining Balance

          A straight line method is used to amortize the life of assets acquired since March 31, 1998 as follows:

          Computer Equipment/Software              3-5 years      Straight Line
          Furniture and Fixtures                     3 years      Straight Line
          Leasehold Improvements                   5-7 years      Straight Line
          Office Equipment                           5 years      Straight Line
          Vehicles                                   4 years      Straight Line
          Website                                    5 years      Straight Line
          System & Software                          5 years      Straight Line
          Marketing Costs                            5 years      Straight Line
          Patent                                    15 years      Straight Line

          Assets are recorded at cost.

     C)   Amortization of Goodwill

          Goodwill is amortized using the straight-line method over 10 years.

     D)   Deferred Costs

          In prior years, the Company followed an accounting policy of deferring development costs related to the design, evaluation and testing of existing and new products. These costs were amortized over a 7 year period. In the event the Company determined that no future benefit would accrue from the deferred costs, they would have been written off in the period so determined. During the current year, the Company adopted a new accounting policy of expensing development costs. The change has been retroactively restated in these financial statements. As a result, the opening deficit for 1998 has been increased by $884,305 and amortization expense for 1999 has been decreased by $31,583.

     E)   Income Taxes

          The Company has adopted a new accounting recommendation from the Canadian Institute of Chartered Accountants relating to the recognition, measurement, presentation and disclosure of income and refundable taxes in an enterprise's financial statements (CICA Handbook Section

          3465). The recommendations of Section 3465 replace the concept of "deferred income taxes" with "future income taxes".

          The fundamental principle of "future income taxes" is that an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. An extension of this fundamental principle is that in the case of the unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction. No future income tax benefit has been recorded in these financial statements as the criteria for recognition have not been satisfied (See Note 14).

     F)   Revenue Recognition

          Revenue from the Company's check authorization business is recognized as a per transaction charge. Revenue from the Company's check recovery business is recognized on a cash received basis. Revenue regarding Wildwood Estates is recognized when sales of property lots and mobile homes are completed. Maintenance fees from the management of the property and from the maintenance of the common areas are recognized monthly when cash is received.

     G)   Business Concentration

          During the year, sales to the Company's three (3) largest customers amounted to approximately 63% of total sales volume. The Company may be economically dependent on maintenance of sales volume to these customers (Note 15).

     H)   Foreign Exchange

          Balance sheet items in Canadian dollars are translated into U.S. dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at average rates prevailing during the year.

     I)   Cash and cash equivalents

          For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid debt instruments purchased with a maturity of three months or less.

     J)   Concentrations of Credit Risk

          Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company places its cash with quality financial institutions. However, at times during the year ended March 31, 2000 certain balances exceeded the Canadian Deposit Insurance Corporation limits of $60,000 CDN and the United States Federal Deposit Insurance Corporation limits of $100,000.

     K)   Related Party Transactions

          Related party transactions are recorded at their exchange amounts, which reflect fair market values.

     L)   Measurement Uncertainty

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and income taxes. Financial results as determined by actual events could differ from those estimates.

     M)   Reporting Currency

          During the year ended 1998, the Company changed its reporting currency from the Canadian dollar to the U.S. dollar to reflect the significant increase in U.S. based business.


     N)   Loss Per Common Share

                                                                 2000            1999           1998
                                                                    $               $              $
                                                           ----------      ----------     ----------
          Loss before interest, tax, depreciation and
           amortization                                         (0.09)          (0.17)         (0.04)


          Interest, depreciation and amortization               (0.10)          (0.05)         (0.02)

          State income tax                                      (0.00)          (0.00)         (0.00)
                                                           ----------      ----------     ----------
          Loss per common share                                 (0.19)          (0.22)         (0.06)
                                                           ==========      ==========     ==========

          Loss per share is computed based on the weighted average number of common shares outstanding during the year, which were as follows:

          2000             12,088,607
          1999             10,460,441
          1998              6,540,933


     O)   Y2K Statement

          The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Neither the Company, nor any of its subsidiaries have experienced any material adverse effect on either the business or any cost related to the Year 2000 issue.

3.   FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash, accounts receivable, note receivable, accounts payable and accrued liabilities, notes payable and long-term debt, the fair value of which approximates their carrying value. From time to time the Company purchases short-term investments including commercial paper. The principal objective of the Company's investment activities is to provide maximum levels of interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Company.

4.   PREPAID EXPENSE


                                                            2000          1999
                                                               $             $
                                                       ---------     ---------
     Prepaid Expense                                     259,897        35,320
     Deposits (a)                                        171,894        12,410
     Prepaid Acquisition costs (b)                        28,208             -
                                                       ---------     ---------
                                                         459,999        47,730
                                                       =========     =========

     a) During the current year the Company's subsidiary LHTW Properties, paid deposits in the amount of $135,790 to the City of Wildwood for initial costs regarding the extension of the City's water and waste water services to the LHTW Property known as Wildwood Estates. Once the extension is complete the deposits will be capitalized into Real Property.
     b) Prepaid acquisition costs relate to potential acquisitions and will be capitalized when the acquisition is completed or expensed if the acquisition is not completed.


5.   REAL PROPERTY

                                                                                   2000              1999
                                                                                      $                 $
                                                                          -------------     -------------
     Land held for resale                                                     1,113,667         1,113,667
     Common area land                                                         1,039,910         1,039,910
     Common area buildings         -Cost                     524,081
                                   -Accum. Amort.            120,231            403,850           420,360
                                                          ----------
     Machinery and equipment       -Cost                      79,625
                                   -Accum. Amort.             48,819             30,806            33,503
                                                          ----------
     Wastewater treatment plant    -Cost                      65,362
                                   -Accum. Amort.              8,447             56,915            59,241
                                                          ----------      -------------     -------------

                                                                              2,645,148         2,666,681
     Less: Cumulative write down to estimated
     recoverable value                                                       (1,266,681)       (1,266,681)
                                                                          -------------     -------------
                                                                              1,378,467         1,400,000
                                                                          =============     =============

6. CAPITAL ASSETS

                                                                                   2000                1999
                                                                                      $                   $
                                        ------------------------------------------------     ---------------
                                                            Accumulated
                                               Cost         Amortization            Net                 Net
                                        ------------------------------------------------     ---------------
     Computer Equipment                     822,684             601,574         221,110              73,864
     Computer Software                      931,004             493,737         437,267                   -
     Furniture and Fixtures                 415,916             290,953         124,963              31,849
     Leasehold Improvements                 227,854             166,054          61,800              14,746
     Office Equipment                     1,163,256             774,460         388,796              93,318
     Vehicles                               102,898              33,763          69,135              50,147
     Website                                  6,000               4,477           1,523                   -
     System & Software                    1,354,379             501,647         852,732           1,020,307
                                        -----------         -----------     ------------     ---------------
                                          5,023,991           2,866,665       2,157,326           1,284,231
                                        ===========         ===========     ============     ===============

     Capital assets include $138,461 of assets, which are financed under various capital leases. Accumulated amortization on these assets totals $42,165. (See Note 11 (b)).

7. PATENTS

                                                          2000          1999
                                                             $             $
                                                   -----------   -----------
   Cost                                                689,627       653,526
   Accumulated amortization                             87,136        43,568
                                                   -----------   -----------
                                                       602,491       609,958
                                                   ===========   ===========

   The Company from time to time invests in technology and intellectual property including copyrights and patents that the Company believes may provide competitive or strategic advantages. The Company capitalizes these investments and amortizes these costs over their estimated useful life (See
   Note 2(b)). During the year, the Company capitalized $36,101 in regards to costs associated with a certain Patent regarding the authorization of check transactions over the internet.

8. GOODWILL

   Goodwill has been recorded as follows:                                                 2000          1999
                                                                                             $             $
                                                 ---------------------------------------------     ---------
                                                       Total     Accumulated
                                                    Goodwill    Amortization               Net           Net
                                                 ---------------------------------------------     ---------
   CFDC Holdings Corp. (a)                         4,334,368         144,479         4,189,889             -
   National Recovery Systems, Ltd. of
   America (b)                                     2,891,793          72,295         2,819,498             -
                                                 -----------    ------------      ------------     ---------
                                                   7,226,161         216,774         7,009,387             -
                                                 ===========    ============      ============     =========

   a) On November 30, 1999, the Company purchased all of the issued and outstanding shares of CFDC Holdings Corp. ("CFDC"), located in Dallas, Texas. CFDC has one wholly owned subsidiary CF Data Corp. ("CF Data"). The terms of the agreement called for the issuance of up to the value of $1,500,000 in the Company's shares less (i) discharge of a warrant held by Finova Mezzanine Capital Inc., formerly known as Sirrom Capital Corporation, issued by CF Data entitling Finova to purchase 324 CF Data shares from treasury at a price of $0.01 per share (ii) discharge of a warrant held by BUIS & Co. issued by CF Data entitling BUIS to purchase 5 CF Data shares from treasury at a price of $0.01 per share (iii) the fees and disbursements of the vendors counsel and other legal counsel if any incurred by the vendors in the negotiation, settlement and closing of the purchase and sale of the shares. The Company also agreed to pay a 3.5% finders fee through the issuance of an additional 21,818 shares (See Note
      12). The purchase price was paid as follows:

                                                                             2000
      Consideration                                                             $
                                                                   --------------
      Vendors 171,497 shares @ $7.21875/share                           1,238,000
      Finova warrant 27,705 shares @ $7.21875/share                       200,000
      Vendors Cash for fees and disbursements                              55,000
      BUIS Cash paid for warrants                                           7,000
                                                                   --------------
                                                                        1,500,000
                                                                   ==============

     The transaction was recorded under the purchase method of accounting and resulted in goodwill being recorded in the amount of $4,334,368. The following represents a summary of the acquisition costs for CFDC:

                                                                               2000
                                                                                  $
                                                                      -------------
     Purchase price                                                       1,500,000
     Liabilities assumed                                    4,055,348
     Less Net identifiable assets                           1,465,018     2,590,330
                                                         ------------ -------------

     Excess of purchase price over net tangible asset                     4,090,330
     Finders fee 21,818 shares @ $7.21875/share                             157,499
     Acquisition costs                                                       86,539
                                                                      -------------
                                                                          4,334,368
                                                                      =============

b) On January 4, 2000, CFDC Holdings Corp. purchased all of the issued and outstanding shares of National Recovery Systems, Ltd. of America ("Check Center"), located in Wichita, Kansas. Check Center has one wholly owned subsidiary, National Process Servers Inc. The Company also agreed to pay a 3.5% finders fee through the issuance of an additional 12,297 shares (See
     Note 12). The purchase price was $3,250,000 cash.

     The transaction was recorded under the purchase method of accounting and resulted in goodwill being recorded in the amount of $2,891,793. The following represents a summary of the acquisition costs for Check Center:

                                                                                      2000
                                                                                         $
                                                                             -------------
       Purchase price                                                           3,250,000
       Net identifiable assets                                     672,385
       Less Liabilities assumed                                    152,470       (519,915)
                                                              ------------   -------------

       Excess of purchase price over net tangible assets                        2,730,085
       Finders fee 12,297 shares @ $9.25                                          113,787
       Acquisition costs                                                           47,921
                                                                             -------------
                                                                                2,891,793
                                                                             =============

     Results of operations for the acquired companies from their respective dates of acquisition are included in the Consolidated Statements of Operations and Deficit.

9.   DEFERRED COSTS

                                                               Accumulated            2000               1999
                                                     Cost     Amortization               $                  $
                                              --------------------------------------------       ------------
     Merchant Contracts                           127,166          127,166               -            118,273
                                              ===========     ============     ===========       ============

     The Company formerly had a policy of deferring development costs related to the design, evaluation and testing of existing and new products. During the current year the Company adopted a new accounting policy of expensing development costs. The change in accounting policy has been retroactively restated in these financial statements (See Note 2(d)).

10.  NOTE RECEIVABLE

     The Company holds a promissory note from two former shareholders of CFDC for the principal amount of $220,000 with 8% interest per annum due on May 31, 2001.

11. LONG TERM DEBT

                                                                        2000            1999
                                                                           $               $
                                                              --------------   -------------
    Destiny Petroleum Inc. (a)                                     1,121,280         955,134
    Obligations under Capital lease (b)                              100,084          82,457
                                                              --------------   -------------
                                                                   1,221,364       1,037,591
    Less current portion                                           1,151,751         158,127
                                                              --------------   -------------
                                                                      69,613         879,464
                                                              ==============   =============

  a) Destiny Petroleum Inc., a company controlled by an affiliate ("Destiny"), has a first priority lien on the property buildings and improvements known as Wildwood Estates in the amount of $1,121,280 (1999 -$955,134). On August 16, 1999 Destiny agreed to advance an additional sum of $260,000, which was added to the principle amount. The mortgage bears interest at 11% per annum and expires on April 1, 2000 (See Note 17(d) and 17(e)). Subsequent to the year end the Destiny mortgage was paid in full (See Note 19 (a)).

  b) The Company and its subsidiaries, entered into various capital leases for computers, equipment and vehicles expiring between July 2001 and May 2002. (See Note 16(d)(i)).

12.   SHARE CAPITAL

   A)  Authorized
       100,000,000  Common shares without par value
       150,000,000  Class A Preference shares with a par value of $1.00 CDN, issuable in series
       150,000,000  Class B Preference shares with a par value of $1.00 CDN
           885,000  LHTW Class A Preference shares

   B)  Issued and outstanding Common Shares

                                                         2000                          1999                         1998
                                                            $                             $                            $
                                 -----------------------------   ---------------------------  --------------------------
                                     Number of         Amount      Number of         Amount    Number of          Amount
                                        Shares              $         Shares              $       Shares               $
                                 -----------------------------   ---------------------------  --------------------------
Balance, beginning of year
                                    11,026,504     21,253,402      9,654,838     19,423,683    5,916,313      17,624,866
Issue
Employee &
   directors options                   880,000      2,527,250        590,000        957,000      590,000         147,500
Warrants (i)                           616,666        754,588        656,666        747,719            -               -

Conversion of 12%
   Notes (iv)                                -              -        125,000        125,000            -               -
Acquisition                                  -              -              -              -    1,125,000       1,125,000
   (See Note 20)
Acquisition
   (See Note 8(a))                     199,202      1,438,000              -              -            -               -
Finders fees on
   Acquisitions
   (See Note 8)                         34,115        271,246              -              -            -               -
Private Placement                            -              -              -              -    2,000,000         488,837

Private Placement                    1,000,000      5,000,000              -              -            -               -
   (ii)

   Finders fee                         100,000        500,000              -              -            -               -

   Share issuance                                    (554,226)             -              -            -               -
   cost
Private Placement (iii)              1,000,000     12,000,000              -              -            -               -
   Finders fee                         100,000      1,200,000              -              -            -               -
   Share issuance cost                             (1,225,993)             -              -            -               -
Convertible notes
   bonus shares
                                             -              -              -              -       37,500          37,500
Repurchase of shares
                                             -              -              -              -          (49)            (20)
Cancellation of escrow and
   fractional shares
                                             -              -              -              -      (13,926)              -
                                  -------------  -------------  -------------  ------------- ------------   -------------
Balance, end of year                14,956,487     43,164,267     11,026,504     21,253,402    9,654,838      19,423,683
                                  =============  =============  =============  ============= ============   =============

LHTW Class A Preference
   shares (v)

Balance, end of year                   883,283        883,283        883,283        883,283      883,283         883,283
                                  =============  =============  =============  ============= ============   =============
Total                                              44,047,550                    22,136,685                   20,306,966
                                                 =============                 =============                =============

(i)   Warrants Exercised

      On December 7, 1999, 616,666 share purchase warrants were exercised by a company controlled by an affiliate at a price of $1.80 (CDN) per share (See Note 17(c)). During the previous year, two companies, one owned by a director and one owned by a former director exercised 70,000 share purchase warrants each at a price of $1.00 per share. On December 2, 1998, 516,666 share purchase warrants were exercised by a shareholder at a price of $1.80 (CDN.) per share.

(ii)  Private Placement

      In November, 1999 the Company completed a private placement of common stock. The Private Placement consisted of 1,000,000 common shares at a purchase price of $5.00 per common share, which realized the Company $5,000,000. The Company paid a 10% finders fee to a finder through the issuance of an additional 100,000 shares at $5.00 per share.

(iii) Private Placement

      In March, 2000, the Company completed a private placement with three subscribers (the "Subscribers"). The private placement consisted of 1,000,000 units purchased at a price of $12.00 per unit. Each unit consisted of one common share and one share purchase warrant to purchase one common share at $16.00 until March 31, 2002 (the "Unit'). The private placement realized the Company $12,000,000. The Company paid a 10% finder's fee in cash to a finder. The finder subscribed for 100,000 Units and a special warrant (the "Finders Unit") at $12.00 per Finders Unit. The special warrant provides the finder with the right to acquire common shares in the Company without the payment of any additional consideration. The number of common shares to be acquired by the finder under the special warrant is determined by dividing 10% of the aggregate exercise price received by the Company in respect of warrants exercised by the Subscribers by a deemed price of $16.00 per share.

(iv)  Conversion of 12% Notes

          On June 23, 1998, the holder of 125 convertible notes with a face value of $1,000 each converted the notes to 125,000 common shares at a price of $1.00 per share.

     (v)  LHTW Class A Preference Shares

          The LHTW Class A Preference shares are non-voting, redeemable at $1.00 each and have an 11% fixed cumulative dividend. On October 1, 1997 the Company amended the exchange price of the non-voting LHTW Class A Preference shares. The amended exchange price of the shares provides for the conversion of the LHTW Class A Preference shares to common shares of the Company at a price of $0.25 per share up to November 30, 2000 (See Note 16(a)).

     C)   Voluntary Pooling Agreement

     During 1993 the Company issued 316,667 common shares to settle debt to former owners of Wildwood Estates. 266,667 of the shares were held under a voluntary pooling agreement and under the terms of the voluntary pooling agreement, 833 shares were released for each lot and home unit sold. At March 31, 2000 14,167 shares had been released (March 31, 1999 - 14,167). Releases can be accelerated based upon prior written consent of all the Parties to the Voluntary Pooling Agreement and the appropriate regulatory approval. Any shares not released from the Voluntary Pool after November 30, 2003, will be returned to the Company for cancellation. (See Note 19(b)).



     D)  Director and employee stock options

     Outstanding director, employee, and consultant stock options as at March 31, 2000 are as follows:

                                                       $
     Date of Grant       Number     Expiry Date    Price Per                Restrictions
                                                     Share
     ----------------------------------------------------------------------------------------------------
     Jan. 16, 1998       100,000   Jan. 16, 2003   1.00      Vest equally in 6 month increments
     Nov. 2, 1998         15,000   Nov. 2, 2003    3.50      Vest equally in 6 month increments
     Apr. 12, 1999       327,000   April 12, 2004  3.00      110,000 immediate; 217,000 vest equally in 6
                                                             month increments
     Oct. 13, 1999       240,000   Oct. 13, 2004   4.00      50% immediate; 50% vest equally in 6 month
                                                             increments
     Nov. 15, 1999        40,000   Nov. 15, 2004   6.25      Vest equally in 12 month increments
     Nov. 22, 1999        60,000   Nov. 22, 2004   7.00      Vest equally in 6 month increments
     Nov. 30, 1999        80,000   Nov. 30, 2004   7.21875   5,000 immediate; 75,000 vest equally in 6
                                                             month increments
     Nov. 30, 1999        80,000   Nov. 30, 2004   7.21875   Vest within a year
     Jan. 4, 2000         75,000   Jan. 4, 2005    9.25      Vest equally in 6 month increments
     Feb. 1, 2000         73,000   Feb. 1, 2005   10.00      1,000 immediate; 72,000 vest equally in 6
                                                             month increments

     E)  Warrants

     Outstanding warrants as at March 31, 2000 are as follows:

                                                                $
            Number               Expiry Date             Price Per Share
     -----------------------------------------------------------------------

          1,100,000/(1)/         March 31, 2002             16.00
            100,000/(2)/         March 31, 2002             16.00 (deemed)


          /(1)/  See Note 12(b)(iii)
          /(2)/  Special Warrants (See Note 12 (b) (iii))

13.  PENSION PLAN

     CF Data and Check Center each have a defined contribution 401(k) plan (the "Plans") for eligible employees. The Plans require that CF Data and Check Center match 25% of eligible employees contributions, up to 5% of their compensation. CF Data recorded matching contribution expenses of $6,595 for the four (4) months ended March 31, 2000. Check Center recorded matching contribution expenses of $3,799 for the three (3) months ended March 31, 2000.

14.  LOSS CARRYFORWARD

     The Company has available losses of approximately $7,800,000 which may be carried forward to apply against future income for tax purposes. These losses expire at varying dates to 2020.


15.  INDUSTRY AND GEOGRAPHIC SEGMENTS

                                                               Industry A
                                                                 Canada
                                            --------------------------------------------
                                                   2000             1999            1998
                                                      $                $               $
                                            -----------      -----------      ----------
     Revenue outside the Company                      -                -           8,726
                                            ===========      ===========      ==========
     Segment operating loss                    (808,271)        (566,258)       (180,289)
                                            ===========      ===========      ==========
     Identifiable assets                     11,101,659          115,734          83,265
                                            ===========      ===========      ==========
     Capital expenditure                         33,050           52,922               -
                                            ===========      ===========      ==========
     Amortization                                23,633           19,974          13,840
                                            ===========      ===========      ==========
                                                             Industry B
                                                               U.S.
                                             -------------------------------------------
                                                    2000             1999           1998
                                                       $                $              $
                                             -----------      -----------     ----------
     Revenue outside the Company                 168,316          178,292        170,085
                                             ===========      ===========     ==========
     Segment operating loss                     (178,291)        (804,375)      (199,176)
                                             ===========      ===========     ==========
     Identifiable assets                       1,520,488        1,419,467      2,054,691
                                             ===========      ===========     ==========
     Capital expenditure                           3,480           14,590              -
                                             ===========      ===========     ==========
     Amortization                                 25,013           25,644         26,350
                                             ===========      ===========     ==========

                                                                          Industry C
                                                                            U.S.
                                                       --------------------------------------------
                                                              2000             1999            1998
                                                                 $                $               $
                                                       -----------      -----------      ----------
     Revenue outside the Company                         2,877,129           55,992             726
                                                       ===========      ===========      ==========
     Revenue major customers (Note 2(g))                 1,932,053                -               -
                                                       ===========      ===========      ==========
     Segment operating loss                             (1,360,937)        (944,520)         (8,155)
                                                       ===========      ===========      ==========
     Identifiable assets                                11,115,434        2,027,205       1,897,631
                                                       ===========      ===========      ==========
     Goodwill, net                                       7,009,387                -               -
                                                       ===========      ===========      ==========
     Capital expenditure                                 1,353,802          284,939       1,827,903
                                                       ===========      ===========      ==========
     Amortization                                          835,328          303,850               -
                                                       ===========      ===========      ==========
                                                                          Total
                                                       --------------------------------------------
                                                              2000             1999            1998
                                                                 $                $               $
                                                       -----------      -----------      ----------
     Revenue outside the Company                         3,045,445          234,284         179,537
                                                       ===========      ===========      ==========
     Revenue major customers (Note 2(g))                 1,932,053                -               -
                                                       ===========      ===========      ==========
     Segment operating loss                             (2,347,499)      (2,315,153)       (387,620)
                                                       ===========      ===========      ==========
     Identifiable assets                                23,737,581        3,562,406       4,035,587
                                                       ===========      ===========      ==========
     Goodwill, net                                       7,009,387                -               -
                                                       ===========      ===========      ==========
     Capital expenditure                                 1,390,332          352,451       1,827,903
                                                       ===========      ===========      ==========
     Amortization                                          883,974          349,468          40,190
                                                       ===========      ===========      ==========

The Company employed a large amount of financial and managerial resources regarding operations in industry C. Industry C's operations involve point-of-sale check authorization and check recovery services. In previous years the Company operated primarily in two industries - A and B. Industry A's operations involved the point-of-sale merchant discount business in Canada and is the Company's corporate office. Industry B's operations involved the development and
sale of adult oriented residential lots and homes in the United States.    There
were no inter-segment sales.

16.  COMMITMENTS AND CONTINGENCIES

     a) At year-end unpaid dividends on LHTW Class A Preference shares totaled $323,893. Preference share dividends are payable to Destiny at the option of the Board of Directors of LHTW.

     b) Pursuant to certain agreements dated March 11, 1998 regarding the Company's acquisition of the assets of ChequeMARK Technologies Corp. (the Asset Purchase Agreement") and U.S. Patent #5,484,988 (the "Patent Purchase Agreement"), the Company committed to issue to the vendors up to a maximum of 3,800,000 common shares, subject to a defined earn-out formula, for the period up to August 2003. No common shares were earned during the year ended March 31, 2000.

     c) On March 11, 1999, the Company commenced legal action in the United States District Court for the Middle District of Florida, Jacksonville Division, against Robert R. Hills and Mark Technologies Corp. (formerly known as ChequeMARK Technologies Corp.). In October 1999, the Company amended its complaint regarding Mr. Hills' specific performance of the Patent Purchase Agreement and specific injunctive relief. The outcome of this claim is not determinable.

     d)   Lease obligations

          i) The Company and certain of its subsidiaries have entered into certain lease commitments where title to the assets will, at the option of the Company or of certain subsidiaries, transfer to the

          Company or certain subsidiaries, as the case may be, at the expiration of the lease. These commitments have been recorded as capital leases. (See Note 11(b))

          Future Minimum Payments Due

                                                                        $

          2001                                                     37,408
          2002                                                     50,986
          2003                                                     21,352
                                                                ---------
                                                                  109,746

          Less:  amount representing interest                       9,662
                                                                ---------

          Net principal balance                                   100,084

          Less:  amount included in current liabilities            30,471
                                                                ---------

                                                                   69,613
                                                                =========

          The leases are secured by the equipment under capital lease.

          ii)    Operating leases:

          Future minimum lease payments for obligations under operating leases are as follows:

                                                                       $
                                                              ----------

          2001                                                   325,884
          2002                                                   291,772
          2003                                                   177,613
                                                              ----------

                                                                 795,269
                                                              ----------

          The Company's Canadian premise lease expires on September 30, 2000. On March 31, 2000 the Company notified the landlord that they desire to extend the lease for a further five-year term, the terms have not yet been negotiated. No provision has been made for renewal of other leases that expire in the next 3 years.

17.  RELATED PARTY TRANSACTIONS

     During the year, the Company had the following transactions with related parties:

     a) A subsidiary of the Company leases office facilities from a company controlled by a director of the subsidiary. The lease term expires March 2002. Total lease expenses paid to this related party for the three months ended March 31, 2000 were $11,250.

     b) Paid and incurred interest to shareholders and companies controlled by directors or shareholders $35,193 (1999-$22,018).

     c) A company controlled by an affiliate exercised warrants to purchase 616,666 shares at a price of $1.80 (CDN.) per share. (See Note 12(b)(i)).

     d)   Paid and incurred interest to Destiny $115,648 (1999 - $93,342) (See
          Note 11(a)).

     e) Included in long term debt is $1,121,280 (1999 - $955,134) owing to Destiny (See Note 19(a)).

18.  COMPARATIVE FIGURES

     Certain of the 1999 and 1998 comparative figures have been reclassified to conform with the current presentation.

19.  SUBSEQUENT EVENTS

     a) Subsequent to the year-end, LHTW Properties Inc. paid $1,201,117 to Destiny in full satisfaction of a promissory note and mortgage on the Wildwood Estates property (principal: $1,076,530; interest and penalties: $124,587). (See Note 11 (a) and Note 17(e)).

     b) Subsequent to the year end the Company received a claim against them for the release of approximately 254,000 shares under the terms of the voluntary pooling agreement (See Note 12(c)). The plaintiffs are alleging that the Company is improperly preventing the release of those shares. The Company is aggressively disputing this claim and the outcome is unknown at this time.

     c) Subsequent to the year end 250,000 incentive stock options were granted to an employee of the Company under the 1996 Stock Option Plan and exercised at a price of $16.00 per share, realizing the Company $4,000,000.

20.  RECONCILIATION OF UNITED STATES TO CANADIAN
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These financial statements are prepared using Canadian Generally Accepted Accounting Principles ("CDN GAAP") which do not differ materially from United States Generally Accepted Accounting Principles ("U.S. GAAP") with respect to the accounting policies and disclosures in these financial statements except as set out below:

     Under U.S. GAAP merchant contract costs, which have been deferred in the accounts, (See Note 9) would be recorded as operating expenses. Also, under U.S. GAAP, business combination costs incurred for the completion of an amalgamation accounted for as a pooling of interests would be recorded as operating expenses.

     Adjustments under U.S. GAAP are summarized as follows:

                                                       2000              1999            1998
                                                          $                 $               $
                                                -----------       -----------      ----------
     Income statement
       Net loss - CDN GAAP                       (2,347,499)       (2,315,153)       (387,620)
       U.S. GAAP adjustments:
       Add back amortization of merchant
       contract costs                               127,166                 -               -
       Merchant contract costs expensed              (8,893)         (118,273)              -
                                                -----------       -----------      ----------

       Net loss - U.S. GAAP                      (2,229,226)       (2,433,426)       (387,620)
                                                ===========       ===========      ==========
       Loss per share - U.S. GAAP
       Basic                                          (0.18)            (0.23)          (0.06)
                                                ===========       ===========      ==========
       Diluted                                        (0.18)            (0.23)          (0.06)
                                                ===========       ===========      ==========

     Statement of Cash Flows

  Under U.S. GAAP, deferred costs would be shown as an operating activity.

  Supplemental Non-Cash Activities

  During the current year the Company acquired capital assets totaling $45,929 (1999 - $92,532), which were financed under various capital leases (See Note
  6), purchased CFDC Holdings through the issuance of 199,202 common shares (See
  Note 12 (b)), and paid a finders fee for acquisitions through the issuance of 34,115 common shares (See Note 12 (b)). In the previous year the Company settled a note payable through the issuance of 125,000 common shares (See Note 12 (b)(iv)). During 1998 the Company issued 1,125,000 shares with a deemed value of $1,125,000 in connection with the acquisition of the ChequeMARK System. (See Note 12(b))

  Balance Sheet

                                                  ASSETS
   CURRENT ASSETS                                                                           2000                   1999
                                                                                               $                      $
                                                                            --------------------     ------------------
   Cash                                                                               11,528,850                 41,928
   Accounts receivable (net of allowance of $72,134)                                     369,464                 60,286
   Prepaid expenses                                                                      459,999                 47,730
                                                                            --------------------     ------------------
                                                                                      12,358,313                149,944
                                                                            --------------------     ------------------

   REAL PROPERTY                                                                       1,378,467              1,400,000
   CAPITAL ASSETS                                                                      2,157,326              1,284,231
   PATENT                                                                                602,491                609,958

   OTHER ASSETS
      Goodwill, net                                                                    7,009,387                      -
      Deferred cost (a)                                                                        -                      -
      Note receivable                                                                    224,376                      -
      Intangible assets                                                                    7,221                      -
                                                                            --------------------     ------------------
                                                                                       7,240,984                      -
                                                                            --------------------     ------------------

                                                                                      23,737,581              3,444,133
                                                                            ====================     ==================
                                                 LIABILITIES
   CURRENT LIABILITIES                                                                      2000                   1999
                                                                                               $                      $
                                                                            --------------------     ------------------

   Accounts payable and accrued liabilities                                            1,352,442                942,375
   State income tax payable                                                               17,969                      -
   Current portion of long term debt                                                   1,151,751                158,127
                                                                            --------------------     ------------------
                                                                                       2,522,162              1,100,502
                                                                            --------------------     ------------------

   LONG TERM DEBT                                                                         69,613                879,464
                                                                            --------------------     ------------------
                                                                                       2,591,775              1,979,966
                                                                            --------------------     ------------------


   LHTW CLASS A PREFERENCE SHARES (b)                                                    883,283                883,283

                                              SHAREHOLDERS' EQUITY

   SHARE CAPITAL (b)                                                                  43,272,791             21,361,926
   DEFICIT (c)                                                                       (23,010,268)           (20,781,042)

                                                                     ---------------     ---------------
                                                                          20,262,523             580,884
                                                                     ---------------     ---------------
                                                                          23,737,581           3,444,133
                                                                     ===============     ===============

                                                                                2000                1999
a)  Deferred costs                                                                 $                   $
                                                                     ---------------     ---------------

    Deferred costs - CDN GAAP                                                      -             118,274
    Less:  Merchant contract costs expensed                                        -            (118,274)
                                                                     ---------------     ---------------
    Deferred costs - U.S. GAAP                                                     -                   -
                                                                     ===============     ===============

                                                                                2000                1999
                                                                                   $                   $
b)  Share capital
                                                                     ---------------     ---------------

    Balance - CDN GAAP                                                    44,047,550          22,136,685
    Add: Business combination costs expensed                                 108,524             108,524
    Less: LHTW CLASS A Preference shares                                    (883,283)           (883,283)
                                                                     ---------------     ---------------
    Balance - U.S. GAAP                                                   43,272,791          21,361,926
                                                                     ===============     ================

    Under U.S. GAAP, preferred shares of a subsidiary that are held by a third party are presented outside of equity as minority interest.

    Stock Based Compensation

    The Company has elected to follow Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" (APB25) in accounting for its employee stock options. Under APB25, because the exercise price of the Company's options for common shares granted to employees is not less than the fair market value of the underlying stock on the date of grant, no compensation expense has been recognized.
    The Company has elected to follow Financial Accounting Standards Board No. 123 "Accounting for Stock Based Compensation" for options issued to consultants. The Company's policy is to record the compensation when the options vest. During the year no options to consultants vested.

                                                           2000                 1999                 1998
c) Deficit                                                    $                    $                    $
                                                ---------------      ---------------      ---------------
   Deficit, beginning of year                       (20,781,042)          (18,347,616)        (17,959,996)

   Net loss - U.S. GAAP                              (2,229,226)           (2,433,426)           (387,620)
                                                ---------------      ----------------     ---------------
   Deficit, end of year                             (23,010,268)          (20,781,042)        (18,347,616)
                                                ===============      ================     ===============

Deferred Taxes

Under U.S. GAAP the Company would record a deferred tax asset subject to an evaluation allowance where that asset is impaired or not expected to be realized. The Company had deferred tax assets of $3,500,000 (1999 -$2,400,000). The Company's valuation allowance would most likely be equal to the amount of the deferred tax assets. Therefore, there have been no amounts booked in the accounts of the Company.

                                 EXHIBIT INDEX

Exhibit Number      Description                                                             Page No.
--------------      -----------                                                             --------
      2.1           Office Lease dated August 18, 1998 for Riverbend Park.

      2.2           Amendment to Lease Agreement dated February 17, 2000 for Riverbend
                    Park.

      2.3           Share Purchase Agreement between CFDC Holdings Corp. and Lawrence
                    J. Oeding, Frank L. Carney, Paul J. Mohr made as of January 4, 2000.

      2.4           Share Purchase Agreement Between LML Payment Systems Inc. and Wayne
                    G. Basler, Peter Bendor-Samuel, Gary G. Miller, W. Harwood Runner
                    made as of November 30, 1999.

      2.5           Form of Subscription Agreement for November 16, 1999 Private
                    Placement of $5,000,000.

      2.6           Form of Finders Fee Agreement for November 16, 1999 Private
                    Placement of $5,000,000.

      2.7           Form of Subscription Agreement for March 2000 Private Placement of
                    $12,000,000.

      2.8           Form of Warrant Certificate for March 2000 Private Placement of
                    $12,000,000.

      2.9           Terms and Conditions of Warrant Certificate for March 2000 Private
                    Placement of $12,000,000.

      2.10          Form of Special Warrant for Shares (for Finder) for March 2000
                    Private Placement of $12,000,000.

      2.11          Form of Finders Fee and Subscription Agreement for March 2000
                    Private Placement of $12,000,000.

      2.12          Form of Finder's Warrant Certificate for March 2000 Private
                    Placement of $12,000,000.

      3.1           Notice of Annual General Meeting of Shareholders, Information
                    Circular, and Proxy Statement for meeting held September 18, 2000.
